(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2011

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2011, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

Smythe Ratcliffe LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditors’ report. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has also been audited by Smythe Ratcliffe LLP, and their opinion is included in their report.

Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

March 27, 2012
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2011, December 31 2010 and January 1, 2010, and its results of operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal controls over financial reporting as at December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission (COSO) and our report dated March 27, 2012 expresses an unqualified opinion on Quaterra Resources Inc.’s internal control over financial reporting.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 27, 2012

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2011 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 27, 2012 expressed an unqualified opinion.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 27, 2012

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(Note 17)	(Note 17)
Assets
Current assets:
Cash and cash equivalents		$12,147,321	$18,212,215	$4,795,220
Restricted cash		94,638	45,752	-
Amounts due from Exploration Partners	6 (p)&(q)	240,222	878,770	251,904
Taxes and other receivables		15,498	60,882	8,906
Prepaid and deposits		257,488	253,036	177,603
		12,755,168	19,450,655	5,233,633
Non-current assets:
Marketable securities	4	27,667	61,667	26,000
Taxes and other receivables		919,315	247,105	51,417
Reclamation bonds		519,092	397,483	306,670
Equipment	5	348,795	218,343	163,094
Mineral properties	6	59,040,786	45,085,670	36,091,683
		60,855,655	46,010,268	36,638,864
Total assets		$73,610,822	$65,460,923	$41,872,497

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$1,829,704	$855,343	$628,750
Due to related parties	10	47,884	41,225	250,637
Derivative liability - warrants		-	-	8,477,944
		1,877,588	896,568	9,357,331

Shareholders' Equity
Share capital	7	111,923,521	95,800,950	63,168,843
Share-based payment reserve		17,988,540	15,643,693	13,453,030
Accumulated other comprehensive loss		(51,199)	(17,199)	(12,866)
Deficit		(58,127,628)	(46,863,089)	(44,093,841)
		71,733,234	64,564,355	32,515,166
Total liabilities and shareholders' equity		$73,610,822	$65,460,923	$41,872,497

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	Years ended December 31,
		2011	2010 (Note 17)
General administrative expenses
Administration and general office expense		$701,670	$579,032
Consulting		644,757	369,779
Depreciation		149,810	95,184
Directors' fees		110,294	113,240
Investor relations and communications		309,110	274,827
Personnel costs		1,152,792	833,372
Professional fees		429,889	473,532
Share-based payments	8 (a)	2,846,707	2,251,258
Transfer agent and regulatory fees		149,580	157,205
Travel and promotion		203,086	134,443
Loss before other (expenses) income		(6,697,695)	(5,281,872)

Other (expenses) income
Exploration partner administration income		181,417	155,639
Foreign exchange loss		(189,877)	(324,828)
Fair value gain on derivative liability		-	4,037,184
Gain on sale of mineral property		-	50,000
General exploration costs		(506,297)	(794,571)
Impairments	6 (o)	(4,183,224)	(622,121)
Interest income		169,662	11,321
Write-off of equipment		(38,525)	-
		(4,566,844)	2,512,624

Net loss for the year		(11,264,539)	(2,769,248)
Unrealized loss on marketable securities		(34,000)	(4,333)
Comprehensive loss for the year		$(11,298,539)	$(2,773,581)
Loss per share - basic and diluted		$(0.08)	$(0.02)
Weighted average number of common shares outstanding		144,227,216	122,095,093

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2011	2010 (Note 17)
Operating activities
Net loss for the year	$(11,264,539)	$(2,769,248)
Items not involving cash:
Depreciation	149,810	95,184
Fair value gain on derivative liability	-	(4,037,184)
Foreign exchange (gain) loss	22,210	(23,689)
Gain on sale of mineral property	-	(50,000)
Impairments	4,183,224	622,121
Share-based payments	2,846,707	2,251,258
Shares issued for services	90,000	90,000
Write-off of equipment	38,525	-
	(3,934,063)	(3,821,558)
Changes in non-cash working capital
Taxes and other receivables	(626,826)	(247,664)
Prepaid and deposits	(4,452)	(75,433)
Accounts payable and accrued liabilities	181,646	15,551
Due to related parties	6,659	(209,412)
Cash used in operating activities	(4,377,036)	(4,338,516)

Financing activity
Shares issued for cash, net of issue costs	15,530,711	27,685,252
Cash provided by financing activity	15,530,711	27,685,252

Investing activities
Expenditures on mineral properties, net of recoveries	(17,345,625)	(9,049,566)
Due from Exploration Partners	638,548	(626,866)
Purchase of equipment	(318,787)	(150,433)
Reclamation bonds	(143,425)	(90,813)
Proceeds from sale of mineral property	-	10,000
Restricted cash	(48,886)	(45,752)
Cash used in investing activities	(17,218,175)	(9,953,430)
Effect of foreign exchange on cash	(394)	23,689
(Decrease) increase in cash and cash equivalents during the year	(6,064,894)	13,416,995
Cash and cash equivalents, beginning of year	18,212,215	4,795,220
Cash and cash equivalents, end of year	$12,147,321	$18,212,215
Supplemental Cash Flow Information (Note 11)

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance at January 1, 2010 (Note 17)	111,459,371	$63,168,843	$13,453,030	$(12,866)	$(44,093,841)	$32,515,166
Common shares issued during the year:
Shares issued for cash, net of issue costs	14,725,618	19,955,427				19,955,427
Exercise of options	1,230,000	950,700				950,700
Exercise of warrants	8,724,486	6,779,125				6,779,125
Common shares issued for services	74,686	90,000				90,000
Common shares issued for mineral property	250,000	355,500				355,500
Fair value of compensation options		(533,480)	533,480			-
Fair value of options and warrants exercised		594,075	(594,075)			-
Fair value of derivative liability - warrants exercised		4,440,760				4,440,760
Share-based payments			2,251,258			2,251,258
Unrealized loss on available-for-sale marketable securities				(4,333)		(4,333)
Net loss for the year					(2,769,248)	(2,769,248)
Balance at December 31, 2010 (Note 17)	136,464,161	95,800,950	15,643,693	(17,199)	(46,863,089)	64,564,355
Common shares issued during the year:
Shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options	654,500	723,405				723,405
Exercise of warrants	11,851,232	8,888,424				8,888,424
Common shares issued for services	89,983	90,000				90,000
Fair value of options and warrants exercised		501,860	(501,860)			-
Share-based payments			2,846,707			2,846,707
Unrealized loss on available-for-sale marketable securities				(34,000)		(34,000)
Net loss for the year					(11,264,539)	(11,264,539)
Balance at December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

1.	Nature of operations

Quaterra Resources Inc., (“Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange – Venture (“QTA”) and the New York Stock Exchange – Amex (“QMM”).

The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 950 - 1100 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company believes that it has sufficient funds to continue operations for at least the next twelve months.

2.	Basis of presentation and consolidation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosures concerning the transition from Canadian generally accepted accounting principles (“GAAP”) to IFRS are included in Note 17.

Subject to certain transition elections disclosed in Note 17, the Company has consistently applied the same accounting policies in its opening IFRS Statement of Financial Position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The wholly-owned subsidiaries included Quaterra Alaska Inc. – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale and derivative financial liability, which have been stated at their fair values. These consolidated financial statements are presented in Canadian dollars, the Company's functional currency.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Significant accounting policies

The Board of Directors approved the consolidated financial statements on March 27, 2012. The significant accounting policies used in the preparation of these consolidated financial statements are described below:

	a)	Mineral properties

The cost of acquiring mineral properties and related exploration and development costs are deferred on an individual area of interest basis until the properties are placed into production, sold or determined to be impaired. Once a licence to explore an area has been secured, directly attributable expenditures on exploration and evaluation activities are capitalized to mineral properties. Costs incurred to acquire an interest in a mineral property are capitalized as a mineral property acquisition cost. Costs incurred prior to obtaining the right to explore are expensed as incurred.

Management reviews the carrying value of capitalized acquisition and exploration costs at least annually to consider whether there are any conditions that may indicate impairment. The impairment review is based on the exploration and evaluation results to date and the Company’s intentions for development or sale of the mineral property.

	b)	Cash and cash equivalents

Cash and cash equivalents includes deposits in banks and highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

	c)	Marketable securities

Marketable securities over which the Company has no significant influence are classified as available-for-sale and are carried at quoted market value. Resulting unrealized gains or losses are reflected in other comprehensive income (loss), while realized gains or losses are reflected in net income (loss).

	d)	Foreign currency translation

Items included in the financial statements of each consolidated entity in the Quaterra group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Significant accounting policies, continued

	d)	Foreign currency translation, continued

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net income (loss).

	e)	Equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized net within other items in net income (loss).

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicle and field equipment, and up to 75% for computer equipment.

	f)	Revenue recognition

Revenue comprises interest income and administration fees from exploration partners, which are recognized when earned and collection is reasonably assured.

	g)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

	h)	Use of judgments and estimates

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. Significant areas requiring the use of management estimates relate to depreciation of equipment, the determination of the recoverability of mineral property costs, the recoverability of deferred tax assets, the determination of environmental restoration, and the assumptions about the variables used in the calculation of share-based payments and derivative instruments. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Significant accounting policies, continued

	i)	Share-based payments

The Company has a stock option plan that is described in Note 8. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	j)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net income (loss), except to the extent related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

	k)	Unit offerings

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issuance costs are netted against share proceeds.

	l)	Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on income per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Significant accounting policies, continued

	m)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)

Financial assets and liabilities at fair value through profit or loss (“FVTPL”): A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are recorded in net income (loss) in the period in which they arise. Financial assets and liabilities at FVTPL are classified as current except if they are expected to be realized beyond twelve months of the statement of financial position date, where they are classified as non-current.

(ii)

Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company’s available-for-sale assets are marketable securities.

Available-for-sale investments are recognized at fair value and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss. Available-for-sale investments are classified as non-current, unless management expects to dispose of them within twelve months.

(iii)

Loans and receivables: loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

(iv)

Financial liabilities at amortized cost: financial liabilities at amortized cost include accounts payable and accrued liabilities and due to related parties. They are initially recognized on the trade date at fair value when the Company becomes a party to the contractual provisions of the instrument and derecognized when its contractual obligations are discharged or cancelled, or they expire.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Significant accounting policies, continued

	m)	Financial instruments, continued

(v)

Derivative financial instruments: the Company’s warrants that have an exercise price denominated in U.S. dollars are treated as derivative liabilities at fair value determined using the Black-Scholes option pricing model. Changes in fair values have been recorded as gains or losses in net income (loss).

	n)	Future accounting changes

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard and amendments or determined whether it will adopt the standard early.

On May 12, 2011, the IASB issued the following statements:

		(i)	IFRS 10 Consolidated Financial Statements (“IFRS 10”) (see further details below)
		(ii)	IFRS 11 Joint Arrangements (“IFRS 11”) ( see further details below)
		(iii)	IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) (see further details below)
		(iv)	IAS 27 Separate Financial Statements (revised 2011) (“IAS 27”) has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements
		(v)	IAS 28 Investments in Associates (revised 2011) (“IAS 28”) has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early. The Company has not yet assessed the impact of these standards and amendments or determined whether it will adopt them early.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Significant accounting policies, continued

	n)	Future accounting changes, continued

(i)

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12.

(ii)

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination of whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venture by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation.

(iii)

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2

Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realizable value under IAS 2 Inventories or value in use under IAS 36 Impairment of Assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Significant accounting policies, continued

	n)	Future accounting changes, continued

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial Statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The adoption of this standard will impact the presentation of the statement of other comprehensive income from the date of adoption; the Company has not determined whether it will adopt the standard early.

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (formerly Copper Ridge Exploration Inc.) (“Redtail”) and Auramex Resource Corp. (“Auramex”)

		December 31, 2011			December 31, 2010			January 1, 2010
						Accumulated
			Accumulated			unrealized
	Number of		unrealized	Carrying		gains	Carrying
	shares	Cost	losses	value	Cost	(losses)	value	Carrying value
Redtail	666,667	$38,866	$(26,199)	$12,667	$38,866	$(22,199)	$16,667	$26,000
Auramex	1,000,000	40,000	(25,000)	15,000	40,000	5,000	45,000	-
		$78,866	$(51,199)	$27,667	$78,866	$(17,199)	$61,667	$26,000

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total
Cost
Balance, January 1, 2010	$97,348	$81,714	$215,732	$394,794
Additions during the year	-	11,937	138,496	150,433
Balance, December 31, 2010	97,348	93,651	354,228	545,227
Additions during the year	50,683	81,219	186,885	318,787
Disposals	-	-	(59,498)	(59,498)
Balance, December 31, 2011	$148,031	$174,870	$481,615	$804,516
Accumulated depreciation
Balance, January 1, 2010	$76,648	$46,788	$108,264	$231,700
Depreciation for the year	17,060	16,891	61,233	95,184
Balance, December 31, 2010	93,708	63,679	169,497	326,884
Depreciation for the year	19,006	32,174	98,630	149,810
Disposals	-	-	(20,973)	(20,973)
Balance, December 31, 2011	$112,714	$95,853	$247,154	$455,721
Carrying value
At January 1, 2010	$20,700	$34,926	$107,468	$163,094
At December 31, 2010	$3,640	$29,972	$184,731	$218,343
At December 31, 2011	$35,317	$79,017	$234,461	$348,795

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs of mineral properties for December 31, 2011 and December 31, 2010 were as follows:

	United States					Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper		Properties	Properties		Properties
Acquisition
Balance, December 31, 2010	$1,731,500	$2,100,233	$276,933	$4,458,996	$2,165,930	$1,472,896	$1,267,888	$13,474,376
Additions during the year	627,034	703,673	6,644	302,913	1,075,462	63,063	489,238	3,268,027
Impairments	-		(163,220)	-	(856,932)	-	-	(1,020,152)
Recovery - Goldcorp	-	-	-	-	-	-	(19,204)	(19,204)
Balance, December 31, 2011	2,358,534	2,803,906	120,357	4,761,909	2,384,460	1,535,959	1,737,922	15,703,047

Exploration
Balance, December 31, 2010	10,820,796	839,354	2,415,742	7,611,207	1,005,545	2,780,131	6,138,519	31,611,294
Geological	911,405	636,992	134,021	99,946	208,468	180,940	1,484,410	3,656,182
Geophysical	172,171	75,661	108,182	-	282,868	12,556	583,421	1,234,859
Geochemical	1,045,297	323,472	10,032	27	17,268	143,686	390,895	1,930,677
Drilling	3,703,192	1,128,462	162,549	-	128,770	718,257	1,914,623	7,755,853
Technical studies	61,995	232,696	1,965	12,075	-	59,112	41,006	408,849
Other	429,512	386,527	-	4,868	4,929	25,357	263,851	1,115,044
Additions during the year	6,323,572	2,783,810	416,749	116,916	642,303	1,139,908	4,678,206	16,101,464
Impairments	-	-	(2,278,372)	-	(884,700)	-	-	(3,163,072)
Recovery - Goldcorp	-	-	-	-	-	-	(1,211,947)	(1,211,947)
Balance, December 31, 2011	17,144,368	3,623,164	554,119	7,728,123	763,148	3,920,039	9,604,778	43,337,739
Total acquisition and exploration December 31, 2011	$19,502,902	$6,427,070	$674,476	$12,490,032	$3,147,608	$5,455,998	$11,342,700	$59,040,786

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	United States					Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper		Properties	Properties		Properties
Acquisition
Balance, January 1, 2010	$1,069,819	$1,659,336	$275,707	$3,951,141	$2,171,767	$1,413,183	$795,977	$11,336,930
Additions during the year	661,681	440,897	1,226	507,855	547,672	59,713	545,000	2,764,044
Impairments	-	-	-	-	(553,509)	-	-	(553,509)
Recoveries	-	-	-	-	-	-	(73,089)	(73,089)
Balance, December 31, 2010	1,731,500	2,100,233	276,933	4,458,996	2,165,930	1,472,896	1,267,888	13,474,376

Exploration
Balance, January 1, 2010	8,299,960	739,824	2,410,713	7,391,365	373,651	2,017,463	3,521,777	24,754,753
Geological	818,559	40,762	4,489	146,931	320,283	130,028	929,677	2,390,729
Geophysical	11,741	-	540	3,740	8,938	128,440	1,177,042	1,330,441
Geochemical	406,841	488	-	2,474	51,942	84,744	236,425	782,914
Drilling	1,053,838	-	-	-	299,093	362,299	1,473,420	3,188,650
Technical studies	25,560	22,750	-	50,328	-	36,545	51,064	186,247
Other	204,297	35,530	-	16,369	20,250	20,612	140,101	437,159
Additions during the year	2,520,836	99,530	5,029	219,842	700,506	762,668	4,007,729	8,316,140
Impairments	-	-	-	-	(68,612)	-	-	(68,612)
Recovery - Goldcorp	-	-	-	-	-	-	(1,390,987)	(1,390,987)
Balance, December 31, 2010	10,820,796	839,354	2,415,742	7,611,207	1,005,545	2,780,131	6,138,519	31,611,294
Total acquisition and exploration December 31, 2010	$12,552,296	$2,939,587	$2,692,675	$12,070,203	$3,171,475	$4,253,027	$7,406,407	$45,085,670
Total acquisition and exploration January 1, 2010	$9,369,779	$2,399,160	$2,686,420	$11,342,506	$2,545,418	$3,430,646	$4,317,754	$36,091,683

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	a)	MacArthur Copper Project, Nevada

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC (“North Exploration”), the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following payments:

(i)	US$110,000 on or before January 15, 2007 (paid)
(ii)	US$100,000 on or before January 15, 2008 (paid)
(iii)	US$125,000 on or before January 15, 2009 (paid)
(iv)	US$300,000 and 150,000 shares by January 15, 2010 (paid and issued)
(v)	US$524,000 on or before January 15, 2011 (paid)
(vi)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid in 2012)
(vii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2013.

The property is subject to a 2% net smelter return (“NSR”), which may be reduced to 1% for US$1 million.

b)	Yerington Porphyry Copper Project, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington copper property after more than three years of legal, property-related and environmental due diligence. The purchase price comprises US$500,000 cash, 250,000 of the Company’s common shares and a 2% NSR capped at US$7.5 million dollars on commencement of commercial production. The previously issued 250,000 common shares, held under escrow, were released and the remaining acquisition balance of US$141,650 was paid in April 2011.

The Yerington property is a historic mining site formerly owned and operated by Anaconda, Atlantic Richfield (ARC) and Arimetco. The property has a history of confirmed environmental releases and current exposures, which are outlined in an environmental site assessment review undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington Mine Site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site and has not been listed on the National Priorities List.

Prior to closing, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency, the State of Nevada Department of Environmental Protection and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

The property contains substantial mineral resources and 8,000 acre feet water rights annually. ARC is the primary responsible party for the existing contamination at the site due to its ownership of Anaconda and past operations at the site. As of the date of these financial statements, the Company is not aware of any past environmental liabilities that negatively impact the Company.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	c)	Butte Valley Copper Prospect, Nevada

On January 1, 2011, the Company entered into an option agreement with North Exploration to acquire 41 mining claims in White Pine County, Nevada, known as the Butte Valley property. The Company can earn a 100% interest in the claims by making following staged payments totaling US$1 million:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before January 1, 2012 (paid in 2011) and 2013
(iii)	US$40,000 on or before January 1, 2014
(iv)	US$50,000 each on or before January 1, 2015 and 2016
(v)	US$100,000 each on or before January 1, 2017, 2018 and 2019
(vi)	US$250,000 each on or before January 1, 2020 and 2021.

The Company has an option at any time to purchase the property for the difference between US$1 million and the sum of amounts previously paid or if the full amounts have been paid under the above the sum of US$1. The property is subject to a 2.5% NSR upon commencement of commercial production of which 1% can be bought down for US$1 million.

d)	Copper Canyon Project, Nevada

Pursuant to an agreement in November 2007, as amended October 9, 2009 and October 19, 2010, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totaling US$625,000 as follows:

(i)	Initial payment of US$15,000 (paid) and US$35,000 on or before November 6, 2008 (paid)
(ii)	US$35,000 on or before November 6, 2009 (paid)
(iii)	Commencing November 6, 2010, US$35,000 (paid) annually through November 6, 2024
(iv)	US$15,000 on or before November 6, 2025.

The property is subject to a 2.5% NSR on commencement of commercial production, which can be reduced to 2% for US$500,000. Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

e)	Goldfield East Claims, Nevada

On June 15, 2011, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Esmeralda County, Nevada, for US$1 million over ten years:

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

e)	Goldfield East Claims, Nevada, continued

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before June 15, 2012 and 2013
(iii)	US$40,000 on or before June 15, 2014
(iv)	US$50,000 each on or before June 15, 2015 and 2016
(v)	US$100,000 each on or before June 15, 2017, 2018 and 2019
(vi)	US$250,000 each on or before June 15, 2020 and 2021.

The property is subject to a 2% NSR on commencement of commercial production.

f)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012
(iii)	US$120,000 on or before May 26, 2013
(iv)	US$110,000 each on or before May 26, 2014 and 2015
(v)	US$200,000 each on or before anniversary date until May 26, 2020.

The Company is required to incur a total of US$300,000 exploration work ($67,250 incurred) on or before May 26, 2014 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought at US$1.5 million.

g)	Missouri Flat Prospect, Nevada

On August 1, 2011, the Company entered into an option agreement with a private owner to acquire a 100% interest in certain mining claims situated in Lyon County, Nevada, for US$500,000 as below:

(i)	US$5,500 upon execution (paid)
(ii)	US$5,000 on or before January 1, 2012 (paid in 2011)
(iii)	US$10,000 each on or before January 1, 2013 and July 15, 2013
(iv)	US$10,000 each on or before January 1, 2014 and July 15, 2014
(v)	US$10,000 each on or before January 1, 2015 and July 15, 2015
(vi)	US$15,000 each on or before January 1, 2016 and July 15, 2016
(vii)	US$15,000 each on or before January 1, 2017 and July 15, 2017.

The Company has an option at any time to purchase the property for the difference between US$500,000 and the sum of the amount previously paid.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	h)	South West Tintic, Utah

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company was required to make US$1 million option payments (US$60,000 paid) over 10 years.

Effective May 29, 2009, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation (“FMEC”) of Phoenix, Arizona, for the property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment (paid) and by spending US$4.725 million on exploration over four years.

The property is subject to a 2% NSR on commencement of commercial production, which may be reduced to 1% for US$1 million.

	i)	Peg Leg, Arizona

On August 27, 2009, the Company signed an earn-in agreement with FMEC for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3 million on exploration by December 31, 2012. In first quarter 2011, the property was returned and total exploration expenditures of $257,533 were written off.

	j)	Herbert Glacier, Alaska

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company, and subsequent to June 2010 the joint venture between Quaterra and Grande Portage Resources Ltd. (“Grande Portage”), is required to make annual payments of US$12,000 from November 2007 to 2011 (paid), US$20,000 from November 2012 to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter.

In June 2010, Grande Portage entered into an agreement with Quaterra to earn up to a 65% interest in Herbert Glacier by spending US$1.25 million by June 15, 2012. As of December 31, 2011, Grande Portage had earned its 65% interest and the Company retains a 35% interest. The two parties formed a joint venture for the further exploration and development of the property, with each party bearing their proportionate share of the costs. If any party does not contribute their proportionate share of such costs, then the joint venture agreement includes a dilution formula whereby if any party's interest is reduced to 10% or less, its interest will be automatically converted into a 1% NSR, which may be acquired by the other party at any time for US$1 million.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

j)	Herbert Glacier, Alaska, continued

The property is subject to a NSR on commencement of commercial production as follows:

(i)	3.0% on gold prices less than US$400/ounce
(ii)	3.5% on gold prices between US$401/ounce and US$500/ounce
(iii)	4.0% on gold prices between US$501/ounce and US$600/ounce
(iv)	5.0% on gold prices above US$601/ounce.

k)	Uranium Properties (Arizona, Utah and Wyoming)

Pursuant to a June 2005 agreement with North Exploration, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. The Company is required to make the following payments and issue common shares as follows:

(i)	US$165,000 and 600,000 common shares on or before September 6, 2008 (paid and issued)
(ii)	US$135,000 on or before September 6, 2009 (extended to October 6, 2009) (paid)
(iii)	US$200,000 on or before September 6, 2010 (paid).

The property is subject to a 2% NSR upon commencement of commercial production, which can be reduced to 1% for US$1 million.

Pursuant to an August 2006 agreement, as amended August 14, 2009 and August 3, 2011, with Nustar Exploration LLC (“NuStar”), the Company leased 18 claims in the Arizona Strip District. The Company is required to pay the following:

(i)	US$90,000 on or before August 10, 2008 (paid)
(ii)	US$100,000 on or before August 10, 2012.

Each group of claims within this agreement is subject to a 4% royalty upon commencement of commercial production of which 3% royalty can be bought back for US$500,000 per claim group.

On March 23, 2007, the Company entered into a Purchase and Royalty Agreement with NuStar to acquire certain unpatented lode mining claims in Mohave County, Arizona, for US$125,000 cash payment. The claims are subject to a 4% royalty of which 75% can be purchased for US$1 million (reduced from 4% to 1%) as it applies to each breccia pipe discovered on the claims.

The lawsuit filed by three environmental groups in September 2008 against the U.S. Secretary of Interior, the U.S. Department of Interior and BLM for authorizing uranium exploration on one million acres of public land near Grand Canyon was dismissed on February 22, 2010.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	k)	Uranium Properties (Arizona, Utah and Wyoming), continued

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of Quaterra’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal.

The stated purpose of the Order is to withdraw the acreage from the location of new mining claims under the 1872 Mining Law. It does not, however, prohibit exploration and development on existing mining claims that are determined to be valid as of the date of segregation on July 21, 2009. Quaterra has, through exploration and development, identified over 200 targets on these federal lands, which are now subject to a valid existing rights examination.

Quaterra is considering various legal actions which, if not successful, could lead to an impairment write-down of approximately $10 million. The results of legal action are unknown at this time.

	l)	Cave Peak Molybdenum Prospect, Texas

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i)	US$100,000 on or before March 27, 2008 (paid)
(ii)	US$60,000 on or before March 27, 2009 (paid)
(iii)	US$70,000 on or before March 27, 2010 (paid)
(iv)	US$150,000 on or before March 27, 2011 (paid by FMEC)
(v)	US$220,000 on or before March 27, 2012.

On July 24, 2009, the Company acquired a mining lease with the State of Texas for 19 years for a total of US$120,462 (US$30,462 paid); US$35,000 is due upon the submittal of an initial plan of operations to conduct exploration; and US$55,000 on submittal of a supplemental plan of operations to conduct mining. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows:

(i)	US$26,190 on July 24, 2010 (paid)
(ii)	US$26,190 on each anniversary date between 2011 (paid) and 2013
(iii)	US$39,280 on each anniversary date between 2014 and 2018
(iv)	US$78,560 on each anniversary date between 2019 and 2023
(v)	US$104,750 on each anniversary date between 2024 and 2027.

Effective November 1, 2010, as amended February 3, 2012, the Company entered into an option agreement with FMEC, which allows FMEC to earn 70% of this property by paying future land and lease holding costs and by spending US$5 million in exploration expenditures by December 31, 2016. Except for the 2011 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	l)	Cave Peak Molybdenum Prospect, Texas, continued

This property is subject to a production royalty of 6.25% on commencement of commercial production with an annual advanced minimum royalty (“AMR”) of US$500,000.

	m)	Reveille Property, Nevada

Pursuant to an agreement made in August 2010, the Company entered into a lease with an option to purchase certain mining claims, known as the Reveille claims in Nye County, Nevada. The total consideration is US$1 million over 10 years as follows:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before July 31, 2011 (paid) and 2012
(iii)	US$40,000 on or before July 31, 2013
(iv)	US$50,000 each on or before July 31, 2014 and 2015
(v)	US$100,000 each on or before July 31, 2016 and 2017
(vi)	US$100,000 on or before July 31, 2018
(vii)	US$250,000 on or before July 31, 2019
(viii)	US$250,000 on or before July 31, 2020.

The property is subject to a 2% NSR on commencement of commercial production of which 1% can be bought down for US$1 million.

n)	Willow Creek Molybdenum Project, Montana

On March 24, 2011, the Company renegotiated the option agreement with Willow Creek Discovery Group, LLC for the Willow Creek property in Montana. All second anniversary option payments (year 2010) were waived and cancelled providing that all claim rental payments are made and additional drilling to a minimum of 500 feet is undertaken. The Company terminated the option agreement and recorded an impairment of $1,109,446 in the second quarter of 2011.

o)	Impairments

The following mineral properties were deemed to be impaired due to lack of exploration merits. The Company has no further exploration plans for these properties.

Mineral properties	December 31, 2011	December 31, 2010
Duke Island	$2,441,592	$-
Peg Leg, Other properties	257,533	-
Klondike, Other properties	49,809	-
Gray Hills, Other properties	324,844	-
Willow Creek, Other properties	1,109,446	-
Wassuk, Other properties	-	622,121
	$4,183,224	$622,121

In first quarter 2011, the Duke Island property was returned and total exploration expenditures of $2,441,592 were written off.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	p)	Nieves Silver Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with U.S.-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the joint venture partner, Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004; an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

	q)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp to fund the Company’s mining properties in central Mexico totaling US$10 million. US$4 million and US$6 million from Goldcorp were received in February 2010 and 2011, respectively (note 7). As of December 31, 2011, US$7.8 million had been spent on those properties.

In February 2010, Goldcorp selected Sierra Sabino for advanced exploration. For the year ended December 31, 2011, the Company incurred $2,695,227 in exploration expenditures of which $81,852 was due from Goldcorp including administration fees.

	r)	Microondas Precious Metal Prospect (part of IFA), Mexico

On April 8, 2011, the Company entered into a letter of intent agreement with La Cuesta International Inc. (“LCI”) to acquire a 100% interest in six mineral concessions in Zacatecas, Mexico, in consideration of certain cash payments and the issuance of up to 20,000 common shares of the Company as follows:

(i)	US$5,000 on or before June 1, 2011 (paid)
(ii)	US$5,000 on or before December 1, 2011 (paid)
(iii)

US$10,000 on or before June 1, 2012 and 20,000 common shares of the Company. The Company may elect to make a one-time cash payment equal to the value of 20,000 shares of its common shares based on the share price at the close of trading on May 15, 2012

(iv)	US$15,000 on or before December 1, 2012

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

r)	Microondas Precious Metal Prospect (part of IFA), Mexico, continued

(v)	US$20,000 on or before June 1, 2013
(vi)	US$25,000 on or before December 1, 2013
(vii)	US$25,000 each six months thereafter.

The property is subject to a 1% NSR that is capped at US$5 million and a 2% NSR for a portion of the property.

s)	Santo Domingo, Mexico (part of IFA)

On January 6, 2010, the Company entered into an option agreement with LCI, pursuant to which the Company has an option to acquire a 100% interest in four mineral concessions located in Durango, Mexico, known as the Santo Domingo prospect. Total consideration consists of US$7.5 million in cash payments, including NSR royalties, 100,000 common shares of the Company and $50,000 (incurred) in work expenditures as follows:

(i)	US$10,000 and 100,000 common shares on January 6, 2010 (paid and issued) and US$10,000 on July 1, 2010 (paid)
(ii)	US$15,000 on or before January 1, 2011 (paid) and US$15,000 on or before July 31, 2011 (paid)
(iii)	US$20,000 on or before January 1, 2012 (paid in 2011) and US$20,000 on or before July 31, 2012
(iv)	Commencing January 1, 2013, US$25,000 every six months.

The property is subject to 1% NSR on materials removed from the property, and 0.5% on any properties acquired within a specified area. The Company shall pay a minimum of US$25,000 per calendar quarter or the NSR, whichever is greater, upon commencing mining operations.

t)	Realization of assets

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, and on the attainment of successful commercial production or from the proceeds of disposal. The attainment of commercial production is in turn dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production.

u)	Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history of many mineral properties. Although the Company has taken steps to ensure title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	v)	Environmental matters

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. With the exception of the Yerington property, the Company may also be held liable should environmental problems be discovered that were caused by former owners and operators. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

7.	Share capital

The Company has authorized an unlimited number of common shares without par value.

Pursuant to the Goldcorp IFA agreement, the Company issued 3,293,407 common shares in February 2011 for US$6 million ($5,994,000) and 1,646,703 share purchase warrants. The warrants are exercisable at a price of $2.27 expiring February 7, 2013. Similarly in February 2010, the Company issued 3,001,418 units to Goldcorp for gross proceeds of US$4 million ($4,231,999). Each unit consists of one common share and one- half of one share warrant with an exercise price of $1.76 expiring February 4, 2012.

On October 27, 2010, the Company completed a brokered private placement of 11,724,200 units at a unit price of $1.45 for gross proceeds of $17,000,090. Each unit consists of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.90 on or before October 27, 2012.

Agent compensation with respect to this private placement amounted to $1,020,005 in cash and 703,452 non-transferable compensation options with a fair value of $533,480, which was recorded as a share issue cost. Each compensation option is exercisable at a price of $1.45 on or before October 27, 2012 (see Note 8(c)).

8.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

8.	Share-based payments, continued

	a)	Stock options, continued

The following table presents changes in stock options for the years ended December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	10,624,000	$1.60	9,237,000	$1.56
Granted	3,690,000	$1.26	2,790,000	$1.40
Forfeited	-	$-	(173,000)	$2.25
Expired	(2,199,500)	$1.54	-	$-
Exercised	(654,500)	$1.11	(1,230,000)	$0.77
Outstanding, end of year	11,460,000	$1.53	10,624,000	$1.60
Exercisable, end of year	11,158,333	$1.53	10,457,333	$1.59

The following table summarizes information about the stock options outstanding:

		December 31, 2011	December 31, 2010
Exercise Price	Expiry Date	Number of options	Number of options
$ 0.90	October 24, 2016	300,000	-
$ 0.98	November 9, 2014	1,750,000	2,145,000
$ 1.00	May 19, 2011	-	50,000
$ 1.02	November 9, 2014	2,100,000	2,185,000
$ 1.12	June 12, 2011	-	100,000
$ 1.25	August 9, 2016	2,935,000	-
$ 1.29	August 9, 2015	1,685,000	2,095,000
$ 1.50	September 25, 2011	-	100,000
$ 1.51	November 3, 2015	100,000	100,000
$ 1.55	October 6, 2015	65,000	65,000
$ 1.55	July 28, 2011	-	1,364,000
$ 1.55	August 23, 2011	-	100,000
$ 1.60	March 24, 2016	355,000	-
$ 1.76	April 22, 2015	200,000	200,000
$ 1.80	April 1, 2015	100,000	100,000
$ 2.00	January 14, 2015	40,000	120,000
$ 3.30	June 19, 2013	905,000	945,000
$ 3.33	July 20, 2012	775,000	805,000
$ 3.45	March 31, 2013	150,000	150,000
Total stock options outstanding		11,460,000	10,624,000
Total stock options exercisable		11,158,333	10,457,333

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

8.	Share-based payments, continued

	a)	Stock options, continued

The weighted average remaining contract life for option outstanding and exercisable on December 31, 2011 was 3.25 (2010 – 3.19) years and 3.22 (2010 - 3.16) years, respectively.

On January 1, 2012, 25,000 stock options at an exercise price of $1.25 expired unexercised.

The Company uses the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model:

	December 31, 2011	December 31, 2010
Weighted average share price	$1.26	$1.39
Risk-free interest rate	1.13%	4.45%
Expected share price volatility	88.87%	91.91%
Expected option life in years	4.0	3.0
Forfeiture rate	0%	0%
Expected dividend yield	0%	0%

Volatility was determined based on the historical volatility over the estimated lives of the options.

The share-based payments expense is incurred as follows:

	Years ended December 31,
	2011	2010
Consultants	$1,078,605	$1,175,872
Directors and officers	1,018,476	787,668
Employees	749,626	287,718
	$2,846,707	$2,251,258

b)	Share purchase warrants

The following table presents changes in warrants for the years ended December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010
		Weighted		Weighted
	Number of	Average Exercise	Number of	Average
	Warrants	Price	Warrants	Exercise Price
Outstanding, beginning of year	20,186,023	$1.16	21,584,701	$0.80
Issued	1,646,703	$2.27	7,362,809	$1.87
Expired	(971,982)	$0.75	(37,001)	$0.94
Exercised	(11,851,232)	$0.75	(8,724,486)	$0.87
Outstanding, end of year	9,009,512	$1.94	20,186,023	$1.16

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

8.	Share-based payments, continued

	b)	Share purchase warrants, continued

The following summarizes information about the share purchase warrants as of December 31, 2011 and 2010:

		December 31, 2011	December 31, 2010
Expiry date	Exercise price	Number of warrants	Number of warrants
September 29, 2011	$ 0.75	-	7,978,540
October 28, 2011	$ 0.75	-	4,844,674
February 4, 2012	$ 1.76	1,500,709	1,500,709
October 27, 2012	$ 1.90	5,862,100	5,862,100
February 7, 2013	$ 2.27	1,646,703	-
		9,009,512	20,186,023

On February 4, 2012, 1,500,709 warrants at an exercise price of $1.76 expired unexercised.

c)	Agent compensation options

The Company issued 703,452 agent compensation options at an exercise price of $1.45 expiring October 27, 2012 in relation to the brokered private placement on October 27, 2010. Each option entitles the agent to acquire one common share of the Company and one-half share purchase warrant exercisable at $1.90 by October 27, 2012.

d)	During the year ended December 31, 2011, the Company issued 89,983 (2010 – 74,686) common shares for financial advisory services with a fair value of $90,000 (2010 - $90,000).

9.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,712,500 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Year ended December 31,
	2011	2010
Salaries and employee benefits	$805,770	$637,500
Directors' fees	110,294	113,240
Share-based payments	1,018,476	787,668
	$1,934,540	$1,538,408

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

10.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Year ended December 31,
	2011	2010
Manex Resource Group (a)	$514,577	$501,350
Lawrence Page, Q.C. Law Corp. (b)	6,410	7,820
Atherton Enterprises Ltd. (c)	175,000	175,000
	$695,987	$684,170

a)

Manex Resource Group (“Manex”) is a private company owned by a director that provides general office and administrative services. Please see Note 15 (b). As of December 31, 2011, $47,884 (December 31, 2010 - $40,485, January 1, 2010 - $31,578) was still owing in due to related parties.

b)

Lawrence Page, Q.C. Law Corp. is a company owned by a director that provides legal services. As of December 31, 2011, $nil (December 31, 2010 - $739, January 1, 2010 - $1,344) was still owing in due to related parties.

c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO service to the Company.

11.	Supplemental cash flow information

	2011	2010
Cash Items
Interest paid	$-	$10,578
Income tax paid	$-	$-
Non-Cash Items
Mineral property expenditures included in accounts payable	$1,415,599	$622,884
Non-cash share issue costs	$-	$533,480
Shares received for mineral properties	$-	$40,000
Shares issued for mineral properties	$-	$355,500

Cash and cash equivalents comprises	December 31, 2011	December 31, 2010	January 1, 2010
Cash	$2,147,321	$3,212,215	$1,744,220
Term deposits and bankers acceptance	10,000,000	15,000,000	3,051,000
	$12,147,321	$18,212,215	$4,795,220

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

12.	Deferred income taxes

	a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2011	2010

Loss for the year	$11,264,539	$2,769,248
Canadian statutory tax rate	26.5%	28.5%
Income tax benefit computed at statutory rates	$2,985,103	$789,236
Foreign tax rates different from statutory rates	266,896	22,335
Temporary differences	311,553	2,228,377
Change in timing differences	(1,316,464)	(960,676)
Rate difference between current and deferred taxes	45,108	38,709
Foreign exchange gains or losses	345,176	(831,885)
Permanent differences	(820,811)	(659,490)
Unused tax losses and tax offsets not recognized in tax asset	(1,816,561)	(626,606)

	$-	$-

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18.0% to 16.5% and the British Columbia provincial tax rate decreased from 10.5% to 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.5% to 26.5%.

In 2009, the Mexican government approved tax reform that includes a 2% increase in the income tax rate in Mexico from 28% to 30% for a three-year period starting in 2010.

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2011 and 2010 are presented below:

	2011	2010

Deferred tax assets
Tax losses carried forward	$4,781,079	$4,125,125
Tax value over book value of equipment	46,722	21,971
Tax value over book value of investments	4,585	3,885
Deferred tax assets	4,832,386	4,150,981
Deferred tax liability
Book value over tax value of mineral properties	(4,832,386)	(4,150,981)
Net deferred tax assets	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

12.	Deferred income taxes

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,	December 31,
	2011	2010

Non-capital losses	$19,689,000	$13,140,000
Share issue costs	1,057,000	1,425,000
Tax value over book value of equipment	3,837,000	3,837,000
Tax value over book value of mineral properties	57,000	55,000
Tax value over book value of investments	16,000	-
Unrecognized deductible temporary differences	$24,656,000	$18,457,000

The Company’s unrecognized unused non-capital losses have the following expiry dates:

	Canada	US	Mexico	TOTAL

2014	$283,000	$-	$-	$283,000
2015	359,000	-	1,252,000	1,611,000
2021	-	52,000	-	52,000
2022	-	783,000	-	783,000
2023	-	101,000	-	101,000
2026	699,000	82,000	-	781,000
2027	1,985,000	91,000	-	2,076,000
2028	3,017,000	747,000	-	3,764,000
2029	2,228,000	1,057,000	-	3,285,000
2030	2,855,000	649,000		3,504,000
2031	2,808,000	641,000	-	3,449,000

	$14,234,000	$4,203,000	$1,252,000	$19,689,000

13.	Commitments

On October 1, 2007, as amended on June 8, 2008, the Company entered into a service agreement with Manex for its Vancouver head office administration and corporate secretarial services at a monthly rate of $8,000 plus dedicated office space of $7,500 expiring June 30, 2012. As of December 31, 2011, the Company was committed to $93,000 for the remaining term of the service agreement. Please see Note 15 (c).

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

14.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant assets are distributed by geographic locations as follows:

	December 31, 2011			December 31, 2010
		Mineral	Total		Mineral	Total
	Equipment	Property	Assets	Equipment	Property	Assets
Canada	$-	$-	$11,424,769	$-	$-	$18,250,564
Mexico	194,290	16,798,700	18,718,032	118,435	11,659,434	13,000,424
U.S.A.	154,505	42,242,086	43,468,021	99,908	33,426,236	34,209,935
Total	$348,795	$59,040,786	$73,610,822	$218,343	$45,085,670	$65,460,923

15.	Events after the reporting period

a)

41,666 common shares of the Company were issued at a price of $0.54 per share in consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011.

	b)	On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver office for a monthly fee of $19,250 effective June 30, 2012 and expiring August 31, 2017.

16.	Capital management and financial instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2011.

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.	Capital management and financial instruments, continued

The following provides a comparison of the classification of financial instruments as of December 31, 2011, December 31, 2010 and January 1, 2010:

				Other	Total
	Loans and	Available	Held for	financial	carrying
December 31, 2011	receivables	for sale	trading	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$12,147,321	$-	$12,147,321
Restricted cash	94,638				94,638
Amount due from Exploration Partners	240,222				240,222
Marketable securities		27,667			27,667
Reclamation bonds	519,092				519,092
Financial liabilities
Accounts payable and accrued liabilities				(1,829,704)	(1,829,704)
Due to related parties				(47,884)	(47,884)
	$853,952	$27,667	$12,147,321	$(1,877,588)	$11,151,352

				Other	Total
	Loans and	Available	Held for	financial	carrying
December 31, 2010	receivables	for sale	trading	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$18,212,215	$-	$18,212,215
Restricted cash	45,752				45,752
Amount due from Exploration Partners	878,770				878,770
Other receivables	34,711				34,711
Marketable securities		61,667			61,667
Reclamation bonds	397,483				397,483
Financial liabilities
Accounts payable and accrued liabilities				(855,343)	(855,343)
Due to related parties				(41,225)	(41,225)
	$1,356,716	$61,667	$18,212,215	$(896,568)	$18,734,030

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.	Capital management and financial instruments, continued

				Other	Total
	Loans and	Available	Held for	financial	carrying
January 1, 2010	receivables	for sale	trading	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$4,795,220	$-	$4,795,220
Marketable securities		26,000			26,000
Other receivables	1,659				1,659
Amount due from Exploration Partners	251,904				251,904
Reclamation bonds	306,670				306,670
Financial liabilities
Accounts payable and accrued liabilities				(628,750)	(628,750)
Due to related parties				(250,637)	(250,637)
	$560,233	$26,000	$4,795,220	$(879,387)	$4,502,066

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $27,667 (December 31, 2010 - $61,667, January 1, 2010 - $26,000).

The recorded amount for cash and cash equivalents, other receivables, amount due from Exploration Partners, amounts due to related parties and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of the Company’s marketable securities is based on active market prices at the year-end date. The carrying values of the reclamation bonds approximate their fair values as these balances are redeemable on demand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Currency risk

The Company operates internationally and is exposed to foreign currency risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily U.S. dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.	Capital management and financial instruments, continued

The Company is exposed to currency risk as follows:

	December 31, 2011		December 21, 2010
	US$	Pesos	US$	Pesos
Cash	1,155,138	1,114,735	1,174,219	60,266
Other receivables and restricted cash	69,000	12,614,401	52,948	3,066,479
Due from Exploration Partners	236,206	-	891,523	-
Reclamation bonds	510,415	-	399,641	-
Accounts payable and accrued liabilities	(1,498,898)	(53,726)	(626,361)	-
Net foreign exposure	471,861	13,675,410	1,891,970	3,126,745

Based on the above net foreign currency exposures as at December 31, 2011, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $24,402 (2010 - $93,580) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest rate risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of December 31, 2011. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s investments are carried at market value and are therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would have no material impact on the value of the Company’s investments.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held through large Canadian financial institutions. Included in cash equivalents is $10 million in 30-day cashable guaranteed investment certificates earning interest at rates between 1.15% and 1.25% . The amounts due from exploration partners are not exposed to significant credit risk as the Company has a strong and continuing working relationship with the partners.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.	Capital management and financial instruments, continued

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $1,829,704 are due in the first quarter of fiscal 2012 and due to related parties of $47,884 are due on demand.

17.	Transition to IFRS

The consolidated financial statements for the year ended December 31, 2011 are prepared under IFRS. The accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in the consolidated financial statements for year ended December 31, 2010 and the statement of financial position as at January 1, 2010. An explanation of IFRS 1, exemptions applicable to first-time adoption of IFRS, and the required reconciliations between IFRS and Canadian GAAP are described below.

IFRS 1 First-time Adoption of IFRS (“IFRS 1”)

In preparing these consolidated financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions in certain areas, to the general requirement for full retrospective application of IFRS.

Share-based payments

The Company has elected to not apply IFRS 2 Share-based Payments to equity instruments granted on or before November 7, 2002 and those granted but fully vested before the date of transition of January 1, 2010.

Business combination

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after January 1, 2010.

Reconciliation from previous GAAP on transition to IFRS

Under Canadian GAAP, warrants that have an exercise price denominated in a currency other than the Company’s functional currency are accounted for as equity instruments. Under IFRS, such instruments meet the definition of a derivative liability and are recorded as a financial liability and are required to be measured at fair value at each reporting period with gains or losses recognized in net income (loss). The warrants issued on November 27, 2008, December 19, 2008 and January 15, 2009 with respect to the convertible debt financing had an exercise price denominated in U.S. dollars. As a result, these warrants are required to be measured and recognized at fair value with changes subsequent to the initial recognition charged to the net income (loss) until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model. The warrants expired or were exercised completely by May 25, 2010.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

17.	Transition to IFRS, continued

As at January 1, 2010, the Company recorded an adjustment to recognize the fair value of the warrant liability amounting to $8,477,944 and increased deficit by $8,477,944.

For the year ended December 31, 2010, the Company recorded a warrant revaluation gain of $4,037,184 resulting from the fair value impact of this derivative liability. On exercise of the warrants the associated derivative liability of $4,440,760 was transferred to share capital.

Reconciliation of the consolidated statements of financial position

	December 31,	January 1,
	2010	2010
Total assets under Canadian GAAP	$65,460,923	$41,872,497
Adjustment on adoption of IFRS	-	-
Total assets under IFRS	$65,460,923	$41,872,497

Total liabilities under Canadian GAAP	$896,568	$879,387
Derivative liability - warrants	-	8,477,944
Total liabilities under IFRS	$896,568	$9,357,331

Deficit under Canadian GAAP	$(42,422,329)	$(35,615,897)
Derivative liability - warrants	(4,440,760)	(8,477,944)
Deficit under IFRS	$(46,863,089)	$(44,093,841)

Share capital under Canadian GAAP	91,360,190	63,168,843
Derivative liability - warrants	4,440,760	-
Share capital under IFRS	$95,800,950	$63,168,843

Total shareholders' equity under Canadian GAAP	$64,564,355	$40,993,110
Adjustment on adoption of IFRS	-	(8,477,944)
Total shareholders' equity under IFRS	$64,564,355	$32,515,166

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

17.	Transition to IFRS, continued

Reconciliation of consolidated comprehensive loss

Year ended December
31, 2010
Comprehensive loss under Canadian GAAP	$(6,810,765)
Adjustment for derivative liability	4,037,184
Comprehensive loss under IFRS	$(2,773,581)

There were no material adjustments or impact on the consolidated statement of cash flows for the year ended December 31, 2010.

(An Exploration Stage Company)

Audited Consolidated Financial Statements
December 31, 2010

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting - Canada

The accompanying consolidated financial statements have been prepared by the management of Quaterra Resources Inc. in accordance with Canadian generally accepted accounting principles (“GAAP”) and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgment of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three independent directors who are not involved in the daily operations of the Company. The functions of the Audit Committee include the review of the quarterly and annual consolidated financial statements, review of the adequacy of the system of internal controls, review any relevant accounting, financial and security regulatory matters, and recommending the appointment of the external auditors. The Audit Committee meets at least quarterly with management to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Smythe Ratcliffe LLP, conducted an independent examination, and expressed their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)

Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2011

Management’s Report on Internal Control over Financial Reporting – United States

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at December 31, 2010 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent auditors, as stated in their report.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)

Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc. (an exploration stage company), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (Untied States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 24, 2011, expressed an unqualified opinion.

Chartered Accountants

Vancouver, British Columbia
March 24, 2011

COMMENTS BY AUDITORS FOR UNITED STATES READERS – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change as described in note 17 with respect to the U.S. GAAP reconciliation. Our report to the shareholders dated March 24, 2011 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such changes in accounting principles in the auditors’ report when such changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
March 24, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, and our report dated March 24, 2011 expressed an unqualified opinion.

Chartered Accountants

Vancouver, Canada
March 24, 2011

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		As at December 31
		2010	2009
Assets
Current assets:
Cash and cash equivalents		$18,212,215	$4,795,220
Restricted cash		45,752	-
Investments	Notes 4 & 6(e)	61,667	26,000
Taxes and other receivables		307,987	60,323
Prepaids and deposits		253,036	177,603
Amounts due from Exploration Partners	Notes 6(a)&(b)	878,770	251,904
		19,759,427	5,311,050
Equipment	Note 5	218,343	163,094
Mineral properties	Note 6	45,085,670	36,091,683
Reclamation bonds		397,483	306,670
		$65,460,923	$41,872,497

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$855,343	$628,750
Due to related parties	Note 9	41,225	250,637
		896,568	879,387

Shareholders' Equity
Share capital	Note 8	91,360,190	63,168,843
Contributed surplus		15,643,693	13,453,030
Accumulated other comprehensive loss		(17,199)	(12,866)
Deficit		(42,422,329)	(35,615,897)
		64,564,355	40,993,110
		$65,460,923	$41,872,497

Nature of operations (Note 1)
Commitment (Note 15)
Subsequent events (Note 16)

Approved on behalf of the Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009	2008
General Administrative Expenses
Administration	$152,030	$176,280	$179,610
Amortization	95,184	72,934	78,023
Consulting	369,779	366,384	740,365
Directors' fees	113,240	117,453	83,791
Investor relations and communications	274,827	171,989	422,467
Office and general	427,002	410,291	582,669
Professional fees	473,532	415,495	800,086
Regulatory fees and taxes	108,895	72,412	175,564
Personnel costs	833,372	427,453	537,267
Stock-based compensation (Note 8(c))	2,251,258	3,419,775	2,958,838
Transfer agent	48,310	41,677	38,790
Travel and promotion	134,443	54,871	139,617
Operating Expenses	(5,281,872)	(5,747,014)	(6,737,087)

Other
General exploration costs	(794,571)	(423,681)	(633,741)
Foreign exchange gain (loss)	(324,828)	601,384	446,118
Interest income	22,435	3,250	55,555
Interest and financing charges	(11,114)	(593,824)	(33,752)
Exploration Partner administration fees (Notes 6(a) and (b))	155,639	34,003	68,726
Gain on sale of mineral property (Note 4)	50,000	-	-
Warrant modification expense	-	(95,252)	-
Impairment of mineral properties	(622,121)	(767,280)	-
	(1,524,560)	(1,241,400)	(97,094)
Loss for the year	(6,806,432)	(6,988,414)	(6,834,181)
Change in fair value on available-for-sale investment	(4,333)	(12,866)	-
Comprehensive loss for the year	$(6,810,765)	$(7,001,280)	$(6,834,181)
Loss per share - basic and diluted	$(0.06)	$(0.08)	$(0.08)
Weighted average number of common shares outstanding	122,095,093	92,443,572	86,304,153

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009	2008
Operating Activities
Net loss for the year	$(6,806,432)	$(6,988,414)	$(6,834,181)
Items not involving cash:
Amortization	95,184	72,934	78,023
Commitment to issue shares for services	-	-	15,000
Gain on sale of mineral property	(50,000)	-	-
Interest expense on convertible notes	-	-	24,208
Stock-based compensation	2,251,258	3,419,775	2,958,838
Shares issued for services	90,000	90,000	90,000
Warrant modification expense	-	95,252	-
Impairment of mineral properties	622,121	767,280	-
Foreign exchange (gain) loss	(23,689)	132,304	(501,383)
Changes in non-cash working capital
Taxes and other receivables	(247,664)	67,567	116,494
Prepaid and deposits	(75,433)	12,271	(81,721)
Accounts payable and accrued liabilities	15,551	(25,361)	63,103
Due to related parties	(209,412)	201,459	(37,213)
Cash used in operating activities	(4,338,516)	(2,154,933)	(4,108,832)
Financing Activities

Shares issued for cash, net of share issue costs	27,685,252	9,975,207	10,972,246
Net proceeds from convertible notes	-	1,410,432	3,188,326
Repayment of promissory note	-	-	(270,050)
Cash provided by financing activities	27,685,252	11,385,639	13,890,522
Investing Activities
Expenditures on mineral properties	(9,049,566)	(4,630,243)	(13,366,464)
Due from Exploration Partners	(626,866)	(163,794)	493,014
Purchase of equipment	(150,433)	(28,006)	(105,592)
Refund (purchase) of reclamation bonds	(90,813)	11,034	(178,212)
Proceeds from sale of mineral property	10,000	-	-
Restricted cash	(45,752)	56,028	(56,028)
Cash used in investing activities	(9,953,430)	(4,754,981)	(13,213,282)
Effect of foreign exchange on cash	23,689	(205,095)	566,282
Increase (decrease) in cash during the year	13,416,995	4,270,630	(2,865,310)
Cash and cash equivalents, beginning of year	4,795,220	524,590	3,389,900
Cash and cash equivalents, end of year	$18,212,215	$4,795,220	$524,590

Supplemental cash flow information (Note 12)

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

	Common Shares		Equity Component of	Contributed		Accumulated Other
	Shares	Amount	Convertible Notes	Surplus	Deficit	Comprehensive Loss	Total
Balance at December 31, 2007	83,167,005	$36,875,448	$-	$7,409,795	$(21,793,302.00)	$-	$22,491,941
Common shares issued during the year:
Shares issued for cash, net of issue costs	3,482,500	10,414,556					10,414,556
Exercise of options	749,000	557,690					557,690
Shares issued for services	64,978	90,000					90,000
Commitment to issue shares for services				15,000			15,000
Equity portion of convertible notes issued			259,164				259,164
Fair value of options exercised		381,300		(381,300)			-
Stock-based compensation				2,958,838			2,958,838
Net loss for the year					(6,834,181)		(6,834,181)
Balance at December 31, 2008	87,463,483	48,318,994	259,164	10,002,333	(28,627,483)	-	29,953,008
Common shares issued during the year:
Shares issued for cash, net of issue costs	15,227,410	8,841,083					8,841,083
Exercise of options	60,200	33,220					33,220
Exercise of warrants	1,670,000	1,100,905					1,100,905
Shares issued for services	178,483	90,000		(15,000)			75,000
Shares issued for finders' fees	114,000	(45,150)		45,150			-
Shares issued for convertible notes, net of issue costs	6,545,795	4,583,311	(379,150)	-			4,204,161
Shares issued for property	200,000	137,000					137,000
Commitment to issue shares for services				15,000			15,000
Equity portion of convertible notes issued			119,986				119,986
Fair value of options and warrants exercised		109,480		(109,480)			-
Stock-based compensation				3,419,775			3,419,775
Warrant modification expense				95,252			95,252
Unrealized loss on available-for-sale investment						(12,866)	(12,866)
Net loss for the year					(6,988,414)		(6,988,414)
Balance at December 31, 2009	111,459,371	63,168,843	-	13,453,030	(35,615,897)	(12,866)	40,993,110
Common shares issued during the year:
Shares issued for cash, net of issue costs	14,725,618	19,955,427		-			19,955,427
Exercise of options	1,230,000	950,700					950,700
Exercise of warrants	8,724,486	6,779,125					6,779,125
Shares issued for services	74,686	90,000					90,000
Fair value of compensation options		(533,480)		533,480
Shares issued for property (Notes 6(b) and (c))	250,000	355,500					355,500
Fair value of options and warrants exercised		594,075		(594,075)			-
Stock-based compensation				2,251,258			2,251,258
Unrealized gain on available-for-sale investments						(4,333)	(4,333)
Net loss for the year					(6,806,432)		(6,806,432)
Balance at December 31, 2010	136,464,161	$91,360,190	$-	$15,643,693	$(42,422,329)	$(17,199)	$64,564,355

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc., along with its subsidiary companies (collectively “Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred a net loss of $6,806,432 for the year ended December 31, 2010 (2009 - $6,988,414, 2008 - $6,834,181). As at December 31, 2010, the Company had an accumulated deficit of $42,422,329 (2009 - $35,615,897).

During the year, the Company raised $27,685,252 through private placements and exercise of stock options and share purchase warrants. Management believes that its remaining cash resources, together with the expectation of continuing contributions by its exploration partners demonstrates that the going concern assumption is appropriate for the preparation of these consolidated financial statements.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, and the ability of the Company to obtain financing to complete exploration and development of its properties, establish future profitable production or receive proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars. As described in Note 17, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

These consolidated financial statements include the accounts of the Company, its wholly-owned integrated subsidiaries and its proportionate share of the accounts of its joint venture. The wholly- owned subsidiaries include Quaterra Alaska Inc. - incorporated in the United States, Minera Agua Tierra S.A. de C.V. - incorporated in Mexico, and Quaterra International Limited - incorporated in the British Virgin Islands. All significant inter-company accounts and transactions have been eliminated on consolidation.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties

The Company defers all costs related to investments in mineral interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When recoveries exceed the carrying value of the interest, the excess is recognized in the statements of operations.

Asset Retirement Obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present the Company has determined that it has no material AROs to record in the financial statements.

Cash Equivalents

Cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Revenue Recognition

Exploration partner administration fees and interest income are recognized when earned and reasonable collection is assured.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments over which the Company has no significant influence are classified as available-for-sale and are carried at quoted market value. Resulting unrealized gains or losses are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

Equipment

Equipment is recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

The Company reviews the carrying value of its equipment on a regular basis and where the carrying value exceeds the estimated undiscounted future net cash flows, a provision for impairment is recorded based on the discounted estimated future cash flows.

Reclamation Bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

Convertible Notes

Convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and initially recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is recorded using the residual value approach.

Foreign Currency Translation

The functional and reporting currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
ii	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
iii.	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options or warrants is charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets, the bifurcation of the convertible notes into debt and equity components, the determination of AROs and environmental restoration, and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Joint Venture

Certain of the Company's exploration and development activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities. Joint venture accounting, which reflects the Company’s proportionate interest in mineral properties, is applied by the Company only when the parties enter into formal comprehensive agreements for ownership and mining participation terms.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in operations. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company categorizes its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Loss per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Unit Offerings

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of the announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issue costs are netted against share proceeds.

Non-Monetary Transaction

Shares issued for consideration other than cash are valued at the quoted market price at the date of issue.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

3.	ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. The Company is completing the evaluation of the impact of the conversion on the Company’s consolidated financial statements and consideration of accounting policy choices available under IFRS.

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601, “Consolidated Financial Statements”, replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

Section 1602, “Non-Controlling Interests”, establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to IFRS on consolidated and separate financial statements. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

All three sections must be adopted concurrently. The Company will evaluate the impact of the adoption of these sections on the Company’s consolidated financial statements in the event of a business combination.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

4.	INVESTMENTS

The Company obtained common shares in Copper Ridge Exploration Inc. (“Copper Ridge”) and Auramex Resource Corp. (“Auramex”), which are classified as available-for-sale. The Copper Ridge shares were obtained in consideration for payments required pursuant to an option agreement on the Duke Island property, located in Alaska, United States (Note 6(e)). The Auramex shares were obtained for part consideration of sale of a property in British Columbia, Canada, which was previously written off in 1999. The Company also received a cash payment of $10,000 for the sale of this property in 2010.

	Cost	Fair Value
Balance December 31, 2008	$-	$-
Acquisition, 66,667 Copper Ridge common shares	38,866	38,866
Fair value adjustment	-	(12,866)
Balance December 31, 2009	38,866	26,000
Acquisition, 1,000,000 Auramex Resource common shares	40,000	40,000
Fair value adjustment	-	(4,333)
Balance December 31, 2010	$78,866	$61,667

5.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Computer	$37,482	$33,842	$3,640	$37,482	$26,685 $	10,797
Office equipment	93,651	63,679	29,972	81,714	46,788	34,926
Software	59,866	59,866	-	59,866	49,963	9,903
Vehicles	354,228	169,497	184,731	215,732	108,264	107,468
	$545,227	$326,884	$218,343	$394,794	$231,700 $	163,094

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES

The total deferred exploration and acquisition costs of mineral properties for 2010 and 2009 were as follows:

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties				Properties	Properties
Acquisition
Balance, December 31, 2009	$1,413,183	$795,977	$1,069,819	$1,659,336	$275,707	$3,951,141	$2,171,767	$11,336,930
Additions during the year	59,713	545,000	661,681	440,897	1,226	507,855	547,672	2,764,044
Impairment during the year	-	-	-	-	-	-	(553,509)	(553,509)
Recoveries	-	(73,089)	-	-	-	-	-	(73,089)
Balance, December 31, 2010	1,472,896	1,267,888	1,731,500	2,100,233	276,933	4,458,996	2,165,930	13,474,376

Exploration
Balance, December 31, 2009	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Geological	130,028	929,677	818,559	40,762	4,489	146,931	320,283	2,390,729
Geophysical	128,440	1,177,042	11,741	-	540	3,740	8,938	1,330,441
Geochemical	84,744	236,425	406,841	488	-	2,474	51,942	782,914
Drilling	362,299	1,473,420	1,053,838	-	-	-	299,093	3,188,650
Technical studies	36,545	51,064	25,560	22,750	-	50,328	-	186,247
Other	20,612	140,101	204,297	35,530	-	16,369	20,250	437,159
Additions during the year	762,668	4,007,729	2,520,836	99,530	5,029	219,842	700,506	8,316,140
Impairment during the year	-	-	-	-	-	-	(68,612)	(68,612)
Recoveries	-	(1,390,987)	-	-	-	-	-	(1,390,987)
Balance, December 31, 2010	2,780,131	6,138,519	10,820,796	839,354	2,415,742	7,611,207	1,005,545	31,611,294

Total acquisition and exploration at December 31, 2010	$4,253,027	$7,406,407	$12,552,296	$2,939,587	$2,692,675	$12,070,203	$3,171,475	$45,085,670

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties				Properties	Properties
Acquisition
Balance, December 31, 2008	$1,355,726	$632,868	$812,380	$1,338,894	$254,772	$3,534,618	$1,628,601	$9,557,859
Additions during the year	57,457	168,052	257,439	320,442	20,935	416,523	568,449	1,809,297
Impairments during the year	-	(4,943)	-	-	-	-	(25,283)	(30,226)
Balance, December 31, 2009	1,413,183	795,977	1,069,819	1,659,336	275,707	3,951,141	2,171,767	11,336,930

Exploration
Balance, December 31, 2008	1,734,890	3,173,142	7,452,228	689,125	2,357,173	6,982,347	938,307	23,327,212
Geological	53,689	255,987	396,159	49,839	44,336	209,249	66,408	1,075,667
Geochemical	35,113	28,221	102,055	-	-	-	34,303	199,692
Drilling	131,369	6,773	39,192	-	-	33,852	29,916	241,102
Technical Studies	31,379	-	115,069	-	-	-	-	146,448
Other	31,023	65,731	195,257	860	9,204	165,917	33,694	501,686
Additions during the year	282,573	356,712	847,732	50,699	53,540	409,018	164,321	2,164,595
Impairments during the year	-	(8,077)	-	-	-	-	(728,977)	(737,054)
Balance, December 31, 2009	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Total acquisition and exploration at December 31, 2009	$3,430,646	$4,317,754	$9,369,779	$2,399,160	$2,686,420	$11,342,506	$2,545,418	$36,091,683

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with U.S.-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the joint venture partner, Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an annual advance minimum royalty (“AMR”) payment of US$75,000 is due to the concession holders until the commencement of commercial production.

During the year ended December 31, 2010, the Company received US$765,358 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of December 31, 2010, US$354,454 (2009 - US$239,680) was due from Blackberry.

b)	Other Properties, Mexico

(i)	Goldcorp Inc. (“Goldcorp”) - Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp for its mining properties in central Mexico (except the Nieves property). The IFA provides Goldcorp with an option to acquire an interest in these properties in return for funding a two-year generative exploration program through a private placement investment of US$10 million in the Company; US$4 million was received in February 2010 (Note 8(a)) and US$6 million in February 2011 (Note 16(a)). Each private placement unit consists of one common share and one-half of one common share purchase warrant.

Goldcorp has the right to select any of these properties for advanced exploration (as an “Advanced Property”) by giving appropriate notice in writing within three or four years from January 29, 2010 pending determination whether Goldcorp has exercised the warrants.

If Goldcorp does not exercise all of the warrants by January 29, 2012, the generative exploration program will end on that date, but Goldcorp shall retain the right to select an Advanced Property until January 29, 2013. If Goldcorp exercises all of the warrants by January 29, 2012, the generative exploration program will be continued through 2013 and Goldcorp will retain the right to select an Advanced Property until January 29, 2014.

Once a property has been designated as an Advanced Property, Goldcorp must spend a total of US$2 million within two years from the date of the designation and will be entitled to a 2% NSR if that

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

b)	Other Properties, Mexico (Continued)

(i)	Goldcorp Inc. - Investment Framework Agreement (“IFA”) (Continued)

property is relinquished in the future. Goldcorp will relinquish its interest in any Advanced Property should the expenditure requirements not be met.

Upon having spent at least US$2 million on an Advanced Property, Goldcorp shall have the option to earn a 65% interest on that Advanced Property by completing a Feasibility Study, provided that its annual expenditures on the Advanced Property shall exceed US$1 million, inclusive of Feasibility Study costs.

On February 5, 2010, Goldcorp selected the Sierra Sabino property for advanced exploration. The Company has incurred US$1,429,444 in exploration expenditures of which US$508,588 was due from Goldcorp as of December 31, 2010.

(ii)	Santo Domingo, Mexico (part of IFA)

On January 6, 2010, the Company entered into an option agreement with La Cuesta International Inc. (“LCI”), pursuant to which the Company has an option to acquire a 100% interest in four mineral concessions located in Durango, Mexico, known as the Santo Domingo prospect. Total consideration consists of US$7.5 million in cash payments, including NSR royalties, 100,000 common shares of the Company and $50,000 (incurred) in work expenditures as follows:

(i)	US$10,000 and 100,000 common shares on January 6, 2010 (paid and issued); and US$10,000 on July 1, 2010 (paid)
(ii)	US$15,000 on or before January 1, 2011 (paid) and US$15,000 on or before July 31, 2011
(iii)	US$20,000 on or before January 1, 2012 and US$20,000 on or before July 31, 2012
(iv)	Commencing January 1, 2013, US$25,000 every six months.

The property is subject to 1% NSR on materials removed from the property, and 0.5% on any properties acquired within a specified area. The Company shall pay a minimum of US$25,000 per calendar quarter or the NSR, whichever is greater, upon commencing mining operations.

(iii)	Tecolote (formerly East Durango), Mexico (part of IFA)

On September 30, 2008, the Company and EXMIN Resources Inc. (“EXMIN”) entered into an agreement allowing the Company to earn a 75% interest in EXMIN’s Tecolote Property, Mexico. Under the terms of the agreement, the Company can earn a 75% interest in the property by spending US$500,000 (US$145,475 incurred) in exploration costs before September 30, 2012 plus making cash payments as follows:

(i)	US$20,000 each on or before September 30, 2008 and 2009 (paid)
(ii)	US$20,000 on or before September 30, 2010 (paid)
(iii)	US$40,000 on or before September 30, 2011.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

c)	MacArthur Claim, United States

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following payments:

(i)	US$110,000 on or before January 15, 2007 (paid)
(ii)	US$100,000 on or before January 15, 2008 (paid)
(iii)	US$125,000 on or before January 15, 2009 (paid)
(iv)	US$300,000 and 150,000 shares by January 15, 2010 (paid and issued)
(v)	US$524,000 on or before January 15, 2011 (paid)
(vi)	US$1,048,000 plus interest at the rate of 6% per annum by January 15, 2012 or US$524,000 plus interest by January 15, 2012 and 2013, respectively.

The property is subject to a 2% NSR, which may be reduced to 1% for US$1 million.

d)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day due diligence review period that began on July 13, 2007 has currently been extended to July 12, 2011. Up to December 31, 2010, the Company paid US$333,350 and issued 250,000 common shares. The Company paid a further US$25,000 in March 2011 and may elect to acquire a 100% interest in the property by making a total further payment of US$141,650 once the due diligence review has been completed.

The property is subject to a 2% NSR to a maximum of US$7.5 million on commencement of commercial production.

e)	Alaska Properties (Duke Island and Herbert Glacier), United States

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make annual payments of US$12,000 from November 2007 to 2011, US$20,000 from November 2012 to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter. Up to December 31, 2010, the Company has paid US$36,000.

The property is subject to a NSR on commencement of commercial production as follows:

(i)	3.0% on gold prices less than US$400/ounce
(ii)	3.5% on gold prices between US$401/ounce and US$500/ounce
(iii)	4.0% on gold prices between US$501/ounce and US$600/ounce
(iv)	5.0% on gold prices above US$601/ounce.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

e)	Alaska Properties (Duke Island and Herbert Glacier), United States (Continued)

On June 17, 2010, the Company signed an option agreement with Grande Portage Resources for the Herbert Glacier property. Under the terms of the agreement, Grande Portage can earn a 51% interest by spending US$750,000 on or before June 15, 2011, and has the option to earn an additional 14% interest by spending US$500,000 on or before June 15, 2012.

If Grande Portage earns an interest, the two parties will form a joint venture to further explore and develop the property. If the interest of either party falls to 10% or less, it will revert to a 1% NSR, which may be acquired by the other party at any time for US$1 million.

On September 29, 2009, the Company signed an option agreement with Copper Ridge for its 100% owned Duke Island property located in southeast Alaska. The agreement provides that Copper Ridge can earn up to a 51% interest by issuing 66,667 common shares (received) and spending US$3 million on exploration by December 31, 2012, with a minimum of US$750,000 to be spent by December 31, 2010. Refer to Note 16(d).

f)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. The Company is required to make the following payments and issue common shares as follows:

(i)	US$165,000 and 600,000 common shares on or before September 6, 2008 (paid and issued)
(ii)	US$135,000 on or before September 6, 2009 (extended to October 6, 2009) (paid)
(iii)	US$200,000 on or before September 6, 2010 (paid).

The agreement is subject to a 2% NSR upon commencement of commercial production, which can be reduced to 1% for US$1 million.

Pursuant to an August 2006 agreement, as amended August 14, 2009, with Nustar Exploration LLC (“NuStar”), the Company leased 18 claims in the Arizona Strip District. The Company is required to pay the following:

(i)	US$90,000 on or before August 10, 2008 (paid)
(ii)	US$100,000 on or before August 10, 2011.

Each group of claims within this agreement is subject to a 4% royalty upon commencement of commercial production of which 3% royalty can be bought back for US$500,000 per claim group.

On March 23, 2007, the Company entered into a Purchase and Royalty Agreement with NuStar to acquire certain unpatented lode mining claims in Mohave County, Arizona, for US$125,000 cash payment. The claims are subject to a 4% royalty of which 75% can be purchased for US$1 million (reduced from 4% to 1%) as it applies to each breccia pipe discovered on the claims

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

f)	Uranium Properties (Arizona, Utah and Wyoming), United States (Continued)

The lawsuit filed by three environmental groups in September 2008 against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management (“BLM”) for authorizing uranium exploration on one million acres of public land near Grand Canyon was dismissed on February 22, 2010. Exploration on federal lands in the Arizona Strip is presently restricted by a segregation order that is in force until July 2011 when the Secretary of the Department of the Interior will decide if and what specific areas are to be withdrawn from mineral entry.

During 2010, the Company filed notice of appeal shortly after BLM issued decision to declare null and void certain mining claims owned by the Company. BLM officially rescinded its decision on January 26, 2011.

g)	Other Properties, United States (i) Copper Canyon Project

Pursuant to an agreement in November 2007, as amended October 9, 2009 and October 19, 2010, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totaling US$625,000 as follows:

(i)	Initial payment of US$15,000 (paid) and US$35,000 on or before November 6, 2008 (paid)
(ii)	US$35,000 on or before November 6, 2009 (paid)
(iii)	Commencing November 6, 2010, US$35,000 (paid) annually through November 6, 2024
(iv)	US$15,000 on or before November 6, 2025.

The property is subject to a 2.5% NSR on commencement of commercial production, which can be reduced to 2% for US$500,000. Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

(ii)	Gray Hills

Pursuant to an agreement made in July 2007, as amended July 24, 2009, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make payments as follows:

(i)	US$60,000 on or before July 11, 2008 (paid)
(ii)	US$15,000 on or before July 11, 2009 (paid)
(iii)	US$35,000 on or before July 11, 2010 (paid)
(iv)	US$40,000 on or before July 11, 2011 and each anniversary.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

g)	Other Properties, United States (continued) (ii) Gray Hills (continued)

The Company may exercise its option to purchase the property at any time for US$500,000. The property is subject to a 3% NSR on commencement of commercial production, up to 2% of which may be reduced for US$500,000 per 1%.

(iii)	South West Tintic and Peg Leg

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company was required to make US$1 million option payments (US$60,000 paid) over 10 years.

Effective May 29, 2009, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation (“FMEC”) of Phoenix, Arizona, for the property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment (paid) and by spending US$4.725 million on exploration costs over four years.

The property is subject to a 2% NSR on commencement of commercial production, which may be reduced to 1% for US$1 million.

On August 27, 2009, the Company signed an earn-in agreement with FMEC for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3 million on exploration by December 31, 2012.

(iv)	Cave Peak Molybdenum Prospect

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i)	US$100,000 on or before March 27, 2008 (paid)
(ii)	US$60,000 on or before March 27, 2009 (paid)
(iii)	US$70,000 on or before March 27, 2010 (paid)
(iv)	US$150,000 on or before March 27, 2011 (to be paid by FMEC)
(v)	US$220,000 on or before March 27, 2012.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

g)	Other Properties, United States (Continued) (iv) Cave Peak Molybdenum Prospect (Continued)

On July 24, 2009, the Company acquired a mining lease with the State of Texas for 19 years for a total of US$120,462 (US$30,462 paid) depending on submittal of exploration and mining plan of operations. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows:

(i)	US$26,190 on July 24, 2010 (paid)
(ii)	US$26,190 on each anniversary date between 2011 and 2013
(iii)	US$39,280 on each anniversary date between 2014 and 2018
(iv)	US$78,560 on each anniversary date between 2019 and 2023
(v)	US$104,750 on each anniversary date between 2024 and 2027.

Effective November 1, 2010, the Company entered into an option agreement with FMEC, which allows FMEC to earn 70% of this property by paying future land and lease holding costs and by spending US$5 million in exploration expenditures by December 31, 2015. Except for the 2011 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

This property is subject to a production royalty of 6.25% on commencement of commercial production with an annual AMR of US$500,000.

(v)	Willow Creek Molybdenum Prospect

Effective October 11, 2008, as amended October 20, 2009, the Company entered into an option agreement with Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana. The Company has the right to earn a 100% interest in the property by making the following lease payments to Willow Creek Discovery Group, LLC over a six-year period and issuing 200,000 common shares of the Company as follows:

(i)	US$75,000 and 100,000 shares on or before October 11, 2008 (paid and issued)
(ii)	US$30,000 and 100,000 shares on October 11, 2009 (paid and issued)
(iii)	US$150,000 or US$50,000 and additional 100,000 shares by October 11, 2010 (note 16)
(iv)	US$150,000 on October 11, 2011
(v)	US$350,000 on October 11, 2012
(vi)	US$750,000 on October 11, 2013
(vii)	US$1,000,000 on October 11, 2014.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

g)	Other Properties, United States (Continued)

(v) Willow Creek Molybdenum Prospect (continued)

A total of US$395,000 annual AMR are required as follows:

(i)	US$5,000 on or before September 10, 2008 (paid)
(ii)	US$15,000 on or before May 9, 2009 (paid)
(iii)	US$20,000 on or before September 10, 2009 (paid)
(iv)	US$20,000 on or before March 10, 2010 (paid)
(v)	US$40,000 on or before September 10, 2010 (paid)
(vi)	US$50,000 on or before September 10, 2011
(vii)	US$65,000 on or before September 10, 2012
(viii)	US$80,000 on or before September 10, 2013
(ix)	US$100,000 on or before September 10, 2014.

The property is subject to a 2% NSR upon commencement of commercial production. In the event royalty payments are imposed by government agencies such that the total royalty exceeds the equivalent of 4% NSR, the Company can exercise the right to reduce the NSR by 1% for US$1 million within one year of commencement of commercial production.

(vi)	Klondike and Reveille Properties

Pursuant to an agreement made in August 2010, the Company entered into a lease with an option to purchase certain mining claims, known as the Klondike and Reveille claims in Eureka and Nye County, Nevada, respectively. The total consideration is US$2 million over 10 years as follows:

(i)	US$40,000 upon execution (paid)
(ii)	US$40,000 on or before July 31, 2011
(iii)	US$40,000 on or before July 31, 2012
(iv)	US$80,000 on or before July 31, 2013
(v)	US$100,000 on or before July 31, 2014
(vi)	US$100,000 on or before July 31, 2015
(vii)	US$200,000 on or before July 31, 2016
(viii)	US$200,000 on or before July 31, 2017
(ix)	US$200,000 on or before July 31, 2018
(x)	US$500,000 on or before July 31, 2019
(xi)	US$500,000 on or before July 31, 2020.

Each property is subject to a 2% NSR on commencement of commercial production of which 1% can be bought down for US$1 million.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	g)	Other Properties, United States (Continued) (vii) Wassuk Copper Project (formerly Majuba Hill)

On December 19, 2007, the Company entered into a mining lease with option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$3 million.

The property was impaired in 2010 due to lack of exploration merits.

h)	Realization of Assets

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

i)	Title to Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history of many mineral properties. Although the Company has taken steps to ensure title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

j)	Environmental Matters

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

7.	CONVERTIBLE NOTES

During the year ended December 31, 2009, the Company issued 6,545,795 common shares upon conversion of convertible promissory notes (“Notes”) previously issued as part of private placement units amounting to $4,583,311 including accrued interest.

Each unit consisted of one Note and one non-transferable warrant exercisable at a price of US$0.75 for 24 months from the date of issuance. The Notes bore interest at a rate of 10% per annum, maturing 24 months from date of issuance or upon conversion or redemption.

Pursuant to the warrant indenture, the warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice. This provision was met during 2009. The Company accelerated the expiry date of these warrants on April 21, 2010; 6,083,957 warrants were exercised for gross proceeds of $4,798,307 (US$4,562,968) and 37,001 warrants expired unexercised (see Note 8(b)).

Prior to conversion, the net value assigned to the liability component on issuance was calculated as the present value of the principal and interest payments using an effective interest rate of 15% as follows:

2009
Liability component of convertible notes - beginning of year	$2,953,370
Present value of convertible notes issued in year	1,356,114
Interest	518,520
Conversion of convertible notes	(4,583,310)
Foreign exchange revaluation	(244,694)
Liability component of convertible notes - end of year	$-

Equity component of convertible notes - beginning of year	$259,164
Equity component of convertible notes issued in year	119,986
Conversion of equity component of convertible notes	(379,150)
Equity component of convertible notes - end of year	$-

8.	SHARE CAPITAL

a)	Common Stock

Authorized - unlimited common shares without par value

On October 27, 2010, the Company completed a brokered private placement of 11,724,200 units at a unit price of $1.45 for gross proceeds of $17,000,090. Each unit consists of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.90 on or before October 27, 2012.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

a)	Common Stock (Continued)

Agent compensation with respect to this private placement amounted to $1,020,005 in cash and 703,452 non-transferable compensation options with a fair value of $533,480, which has been recorded as a share issue cost. Each compensation option is exercisable at a price of $1.45 on or before October 27, 2012 (see Note 8(c)).

Other share issuance costs related to the private placements amounted to $256,657.

On February 4, 2010, the Company completed a private placement of 3,001,418 units for gross proceeds of US$4.0 million ($4,231,999) pursuant to the Goldcorp IFA dated January 29, 2010 (Note 6(b)). Each unit consists of one common share and one-half of one share warrant with an exercise price of $1.76 expiring February 4, 2012.

During the year ended December 31, 2010, 74,686 common shares were issued at fair value for financial advisory services of $90,000.

b)	Share Purchase Warrants

The following summarizes information about the warrants outstanding:

	2010		2009
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	21,584,701	$0.80	6,104,041	$0.85
Issued pursuant to private placements	7,362,809	$1.87	15,341,410	$0.75
Issued pursuant to convertible notes	-	$-	1,950,500	$0.94
Expired	(37,001)	$0.94	(141,250)	$0.68
Exercised	(8,724,486)	$0.87	(1,670,000)	$0.66
Outstanding, end of year	20,186,023	$1.16	21,584,701	$0.80

On April 21, 2010, the Company accelerated the expiry date of 6,120,958 outstanding warrants related to the convertible notes to May 25, 2010. Of these warrants, 6,083,957 were exercised and 37,001 expired unexercised.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

b)	Share Purchase Warrants (Continued)

The following summarizes information about the warrants outstanding at December 31:

Expiry Date	Exercise Price	2010	2009
November 27, 2010	US $ 0.75	-	1,921,458
December 19, 2010	US $ 0.75	-	2,441,333
January 15, 2011	US $ 0.75	-	1,880,500
September 29, 2011	$ 0.75	7,978,540	9,666,206
October 28, 2011	$ 0.75	4,844,674	5,675,204
February 4, 2012	$ 1.76	1,500,709	-
October 27, 2012	$ 1.90	5,862,100	-
		20,186,023	21,584,701

As of December 31, 2010, the aggregate intrinsic value of the outstanding US dollar denominated warrants was $Nil (2009 - $7,242,218) and $16,369,817 (2009 - $19,176,763) for the outstanding Canadian dollar denominated warrants.

c)	Stock Options

The Company has a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum of 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. The following summarizes information about the Company’s options outstanding and exercisable:

	2010		2009
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	9,237,000	$1.56	7,200,500	$2.56
Granted	2,790,000	$1.40	4,880,000	$1.00
Cancelled (due to modification)	-	$-	(2,575,000)	$3.24
Forfeited	(173,000)	$2.25	(158,300)	$3.10
Expired	-	$-	(50,000)	$0.62
Exercised	(1,230,000)	$0.77	(60,200)	$0.55
Outstanding, end of year	10,624,000	$1.60	9,237,000	$1.56
Exercisable, end of year	10,457,333	$1.59	9,237,000	$1.56

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

Price	Expiry Date	2010	2009
$ 0.35	August 9, 2010	-	270,000
$ 0.40	January 29, 2011	-	200,000
$ 1.04	March 27, 2011	-	125,000
$ 1.00	May 19, 2011	50,000	75,000
$ 1.12	June 12, 2011	100,000	100,000
$ 1.55	July 28, 2011	1,364,000	1,431,000
$ 1.55	August 23, 2011	100,000	100,000
$ 1.50	September 25, 2011	100,000	100,000
$ 3.33	July 20, 2012	805,000	836,000
$ 3.45	March 31, 2013	150,000	150,000
$ 3.30	June 19, 2013	945,000	970,000
$ 0.98	November 9, 2014	2,145,000	2,575,000
$ 1.02	November 9, 2014	2,185,000	2,305,000
$ 2.00	January 14, 2015	120,000	-
$ 1.80	April 1, 2015	100,000	-
$ 1.76	April 22, 2015	200,000	-
$ 1.29	August 9, 2015	2,095,000	-
$ 1.55	October 6, 2015	65,000	-
$ 1.51	November 3, 2015	100,000	-
Total options outstanding		10,624,000	9,237,000

The weighted average remaining contractual life of options outstanding at December 31, 2010 was 3.19 years (2009 – 3.55 years).

The weighted average grant date fair value of options granted during the year ended December 31, 2010 was $0.83 ( 2009 - $0.52) .

The allocation of stock-based compensation included in the statements of operations was as follows:

	2010		2009		2008
	Number		Number		Number
	of Options	Stock-based	of Options	Stock-based	of Options	Stock-based
	Issued	Compensation	Issued	Compensation	Issued	Compensation
Consultants	1,460,000	$1,175,872	2,520,000	$1,661,209	975,000	$933,628
Directors and officers	960,000	787,668	1,900,000	1,367,326	1,095,000	1,606,898
Employees	370,000	287,718	460,000	391,240	320,000	418,312
Total	2,790,000	$2,251,258	4,880,000	$3,419,775	2,390,000	$2,958,838

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

The Company uses the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model:

	2010	2009	2008
Risk-free interest rate	4.45%	1.89%	4.57%
Expected share price volatility	91.91%	81.56%	89.42%
Expected option life in years	3.0	3.0	3.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

As of December 31, 2010, the aggregate intrinsic value of the outstanding and exercisable stock options was $6,503,913 (2009 - $6,672,850).

Agent Compensation Options

	2010
	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	-	$-
Granted	703,452	$1.45
Outstanding, end of year	703,452	$1.45

The weighted average remaining contractual life of the agent compensation options outstanding at December 31, 2010 was 1.82 (2009 – nil) years. The weighted average fair value of agent compensation options was $0.76.

The Company uses the following weighted average assumptions to fair value the agent compensation options granted using the Black-Scholes option pricing model:

Risk-free interest rate	2.06
Expected share price volatility	87.83%
Expected option life in years	2
Forfeiture rate	0%
Expected dividend yield	0%

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the years ended December 31 2010, 2009 and 2008:

a)

$501,350 (2009 - $479,014, 2008 - $573,833) was charged by a company of which a director and officer is the principal for administration, professional fees, office and general, and investor relations and communications. As of December 31, 2010, $40,485 (2009 - $31,578) was still owing in due to related parties.

b)	$175,000 for personnel costs (2009 - $45,865, 2008 - $69,958) were paid to a company of which an officer is the principal.

c)

$7,820 of professional fees (2009 - $10,475, 2008 - $18,802) were charged by a law firm of which a director is the principal. As of December 31, 2010, $739 (2009 - $1,344) was still owing in due to related parties.

d)

On March 17, 2009, the Company borrowed US$200,000 from the CEO. The loan bore interest at 4.5% per annum maturing within one year and was unsecured. During the year ended December 31, 2010, the loan plus accrued interest of $10,578 was fully repaid (2009 - US$207,151, $217,715). The CEO took the proceeds and bought shares in the Company on May 23, 2010.

The above transactions are conducted in the normal course of operations and are measured at the amount of consideration established and agreed by the related parties.

10.	CAPITAL MANAGEMENT

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of the classification of financial instruments as at December 31, 2010 and 2009, respectively.

					Other	Total
	Loans and	Available-	Held-for -	Held-to-	Financial	Carrying
December 31, 2010	Receivables	for-Sale	Trading	Maturity	Liabilities	Value
Financial assets
Cash and cash equivalents	$-	$-	$18,212,215	$-	$-	$18,212,215
Restricted cash	-	-	45,752	-	-	45,752
Investments	-	61,667	-	-	-	61,667
Other receivables	34,711	-	-	-	-	34,711
Amount due from Exploration Partners	878,770	-	-	-	-	878,770
Reclamation bonds	-	-	-	397,483	-	397,483
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	855,343	855,343
Due to related parties	-	-	-	-	41,225	41,225
	$913,481	$61,667	$18,257,967	$397,483	$896,568	$20,527,166

					Other	Total
	Loans and	Available-	Held-for-	Held-to-	Financial	Carrying
December 31, 2009	Receivables	for-Sale	Trading	Maturity	Liabilities	Value
Financial assets
Cash and cash equivalents	$-	$-	$4,795,220	$-	$-	$4,795,220
Investment	-	26,000	-	-	-	26,000
Other receivables	1,659	-	-	-	-	1,659
Amount due from Exploration Partners	251,904	-	-	-	-	251,904
Reclamation bonds	-	-	-	306,670	-	306,670
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	628,750	628,750
Due to related parties	-	-	-	-	250,637	250,637
	$253,563	$26,000	$4,795,220	$306,670	$879,387	$6,260,840

Fair Value

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Investments	$61,667	$-	$-	$61,667

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The recorded amounts for cash and cash equivalents, other receivables, amount due from Exploration Partners, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of the investment is based on active market prices at the year-end date.

The fair value amount due to related party has not been disclosed as the fair value cannot be reliably measured since there is no active market for such instruments. Reclamation bonds are non-interest-bearing, therefore their carrying values approximate their fair values.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Currency Risk

The Company operates internationally and is exposed to foreign currency risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

The Company is exposed to currency risk as follows:

	2010		2009
	US$	Pesos	US$	Pesos
Cash	$1,174,219	$60,266	$1,593,545 $	61,683
Other receivables and restricted cash	52,948	3,066,479	-	638,668
Due from Exploration Partners	891,523	-	239,680	-
Reclamation bond	399,641	-	291,789	-
Accounts payable and accrued liabilities	(626,361)	-	(452,444)	-
Due to related parties	-	-	(207,151)	-
Net foreign exchange exposure	$1,891,970	$3,126,745	$1,465,419 $	700,351

Based on the above net foreign currency exposures as at December 31, 2010, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $93,580 (2009 - $161,870) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest Rate Risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of December 31, 2010. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Other Price Risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s investments are carried at market value and are therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would have no material impact on the value of the Company’s investments.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held through large Canadian financial institutions. Included in cash equivalents is $15,000,000 in 30-day cashable guaranteed investment certificates earning interest at rates between 1.15% and 1.25% . The amounts due from exploration partners are not exposed to significant credit risk as the Company has a strong and continuing working relationship with the partners.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $855,343 (2009 - $628,750) are due in the first quarter of fiscal 2011 and due to related parties of $41,225 (2009 - $250,637) are due on demand.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009	2008
Cash Items
Interest paid	$10,578	$2,071	$-
Income tax paid	$-	$-	$-
Non-Cash Items
Mineral property expenditures included in accounts payable	$622,884	$411,842	$864,514
Non-cash share issue costs	$533,480	$113,550	$-
Promissory note paid on behalf of Company for mineral properties	$-	$301,813	$-
Shares issued for convertible notes	$-	$4,588,555	$-
Shares received for mineral properties (Note 4)	$40,000	$38,866	$-
Shares issued for mineral properties	$355,500	$137,000	$-

Cash and cash equivalents comprises
Cash	$3,212,215	$1,744,220	$524,590
Term deposits and bankers acceptance	15,000,000	3,051,000	-
	$18,212,215	$4,795,220	$524,590

13.	INCOME TAXES

As at December 31, 2010, the Company has non-capital losses of approximately $11,505,000, $4,013,000 and $12,252,000 that may be applied against future income for income tax purposes in Canada, United States and Mexico, respectively. The potential future tax benefits of these losses have not been recorded in these consolidated financial statements. The losses expire as follows:

	Canada	US	Mexico

2014	$284,000	$-	$-
2015	360,000	-	1,600,000
2016	-	-	923,000
2017	-	-	2,034,000
2018	-	-	2,091,000
2019	-	-	1,129,000
2020	-	-	4,475,000
2021	-	50,000	-
2022	-	767,000	-
2023	-	99,000	-
2025	-	15,000	-
2026	700,000	80,000	-
2027	1,985,000	87,000	-
2028	3,017,000	723,000	-
2029	2,228,000	1,032,000	-
2030	2,931,000	1,160,000	-

	$11,505,000	$4,013,000	$12,252,000

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

13.	INCOME TAXES

The future benefits of these losses and deductions have not been recorded in the financial statements as their realization is not more likely than not. A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2010	2009	2008

Loss for the year	$(6,806,432)	$(6,988,414)	$(6,834,181)

Income tax benefit computed at statutory rates	$1,939,833	$2,096,524	$2,118,596
Foreign tax rates different from statutory rates	54,955	(6,244)	13,351
Temporary differences	1,236,467	128,048	629,532
Stock-based compensation	(641,609)	(1,054,508)	(917,240)
Change in timing differences	(760,634)	(274,475)	(1,299,356)
Rate difference between current and future taxes	(102,592)	(420,418)	(237,603)
Change in valuation allowance	(1,726,420)	(468,927)	(307,280)

	$-	$-	$-

Significant components of the Company’s future income tax assets and liabilities, after applying enacted and substantively enacted corporate income tax rates, are as follows:

	2010	2009

Future income tax assets (liabilities)
Tax losses carried forward	$7,711,658	$5,211,599
Book value over tax value of mineral properties	(2,020,786)	(1,057,385)
Tax value over book value of equipment	37,696	34,510
Tax value over book value of investments	3,100	1,576
Share issuance costs	356,272	171,220
Future income tax assets, net	6,087,940	4,361,520
Valuation allowance	(6,087,940)	(4,361,520)
Future income taxes, net	$-	$-

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

14.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

	2010			2009
		Mineral	Total		Mineral	Total
	Equipment	Properties	Assets	Equipment	Properties	Assets
Canada	$-	$-	$18,250,564	$11,896	$-	$4,648,633
Mexico	118,435	11,659,434	13,000,424	60,909	7,748,400	8,178,767
U.S.A	99,908	33,426,236	34,209,935	90,289	28,343,283	29,045,097
Total	$218,343	$45,085,670	$65,460,923	$163,094	$36,091,683	$41,872,497

15.	COMMITMENT

On October 1, 2007, amended on June 8, 2008, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver head-office administration and corporate secretarial services at a monthly rate of $8,000 plus dedicated office space of $1,500 per office. The Company may terminate the service agreement with 30 days’ written notice.

Year ending December 31, 2011	$186,000
Year ending December 31, 2012	93,000
$279,000

16.	SUBSEQUENT EVENTS

Subsequent to December 31, 2010:

a)

Pursuant to the IFA with Goldcorp, the Company closed the second private placement by issuing 3,293,407 units at a price of $1.82 for gross proceeds of US$6.0 million ($5,994,000). Each unit consists of one common share and one-half of one share purchase warrant; each whole warrant is exercisable at $2.27 expiring two years from the date of issuance.

b)	1,850,167 warrants were exercised at a weighted exercise price of $0.75 for gross proceeds of $1,387,625.

c)	200,000 options were exercised at a weighted exercise price of $1.22 for gross proceeds of $244,900.

d)	On February 21, 2011, Copper Ridge notified the Company of their termination of the option agreement over the Duke Island property.

e)

On March 24, 2011, the Company renegotiated the option agreement with Willow Creek Discovery Group, LLC for the Willow Creek property in Montana. All second anniversary option payments were waived and cancelled providing that all BLM rental payments are made and additional drilling to a minimum of 500 feet is undertaken.

f)

15,306 common shares were issued at a fair value of $1.47 per share for certain financial and advisory services provided to the Company pursuant to an agreement dated April 2, 2009, and as subsequently amended.

g)	355,000 stock options were granted at an exercise price of $1.60 for five years.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S. GAAP

Canadian GAAP varies in certain significant respects from the principles and practices of U.S. GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

a)	Exploration Expenditures

Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under U.S. GAAP.

b)	Joint Ventures

Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the SEC permitting the Company to exclude the disclosure of such differences, which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.

c)	Uncertain Tax Positions

Under U.S. GAAP, the Company recognizes the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosures.

There were no unrecognized tax benefits as at December 31, 2010 and 2009.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest and penalties expenses. As of December 31, 2010, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of December 31, 2010 are as follows:

Canada	2005 to 2010
United States	1995 to 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S.GAAP (Continued)

d)	Development Stage Company

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements. The Company is not required to and has opted not to report cumulative financial reporting information for U.S. GAAP purposes.

e)	Derivative Liability

On January 1, 2009, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) 07-5 (now known as ASC 815-40), “Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock”. The Company’s functional currency is the Canadian dollar and it had issued instruments that have an exercise price denominated in U.S. dollars and has determined that these instruments cannot be classified as equity-based on the evaluation of the instruments’ settlement provisions as they were not indexed to the Company’s common shares. As a result, these instruments are treated as derivative liabilities carried at fair value as determined by the Black-Scholes option pricing model, for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statements of operations.

During the year ended December 31, 2010, the Company amended its accounting for the conversion feature of convertible notes previously issued, under U.S. GAAP. The amendment resulted in an increase of interest expense on convertible notes from $52,083 to $135,964, for the year ended December 31, 2009; an increase of the loss on derivative liability from $7,538,664 to $12,121,736, for the year ended December 31, 2009; an increase in the deficit beginning of the year, as restated, from $53,673,208 to $54,347,506, for the year ended December 31, 2009; and an increase in loss per common share, for the year ended December 31, 2009, from $0.18 to $0.23. There was no impact to shareholders’ equity as at December 31, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

f)	Reconciliation of Canadian to U.S. GAAP

The adjustments to components of the consolidated balance sheets would be as follows:

	2010	2009
		(Restated)
Total assets - Canadian GAAP	$65,460,923	$41,872,497
Expensed expenditures on mineral properties	(36,075,608)	(27,954,375)
Total assets - U.S. GAAP	$29,385,315	$13,918,122

Total liabilities - Canadian GAAP	$896,568	$879,386
Derivative liability - warrants	-	8,477,944
Total liabilities - U.S. GAAP	896,568	9,357,330

Total shareholders' equity - Canadian GAAP	64,564,355	40,993,111
Expenditures on mineral properties	(36,075,608)	(27,954,375)
Derivative liability - adjustment to warrants	-	(8,477,944)
Total shareholders' equity - U.S. GAAP	28,488,747	4,560,792

Total Liability and Shareholders' Equity - U.S. GAAP	$29,385,315	$13,918,122

The adjustments to the statements of operations would be as follows:

	Years ended December 31,
	2010	2009	2008
		(Restated)
Loss for the year - Canadian GAAP	$(6,806,432)	$(6,988,414)	$(6,834,181)
Expenditures on mineral properties	(8,121,233)	(2,444,702)	(12,398,924)
Interest expense on convertible notes	-	(135,964)	(4,962)
Loss on derivative liability	-	(12,121,736)	-
Net loss for the year - U.S. GAAP	(14,927,665)	(21,690,816)	(19,238,067)

Deficit, beginning of year - U.S. GAAP	(76,038,322)	(54,142,118)	(34,904,051)
Adjustment on adoption of EITF 07-5	-	(205,388)	-
Deficit, beginning of year as restated - U.S. GAAP	(76,038,322)	(54,347,506)	(34,904,051)
Deficit, end of year - U.S. GAAP	$(90,965,987)	$(76,038,322)	$(54,142,118)

Loss per common share - Canadian GAAP	$(0.06)	$(0.08)	$(0.08)
Loss per common share - U.S. GAAP	$(0.12)	$(0.23)	$(0.22)
Weighted average number of common shares outstanding	122,095,093	92,443,572	86,304,153

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

f)	Reconciliation of Canadian to U.S. GAAP (continued)

The adjustments to the consolidated statements of cash flows would be as follows:

	Years ended December 31,
	2010	2009	2008
Operating activities - Canadian GAAP	$(4,338,516)	$(2,154,933)	$(4,108,832)
Adjustments for mineral expenditures	(8,121,233)	(2,444,702)	(12,398,924)
Cash used in operating activities - U.S. GAAP	(12,459,749)	(4,599,635)	(16,507,756)
Investing activities - Canadian GAAP	(9,953,430)	(4,754,981)	(13,213,283)
Reclassification of expenditures on mineral properties	8,121,233	2,444,702	12,398,924
Cash used in investing activities - U.S. GAAP	(1,832,197)	(2,310,279)	(814,359)
Cash provided by financing activities - Canadian and U.S. GAAP	27,685,252	11,385,639	13,890,522
Effect of foreign exchange on cash	23,689	(205,095)	566,283

Increase (decrease) in cash during the year	13,416,995	4,270,630	(2,865,310)
Cash, beginning of year	4,795,220	524,590	3,389,900
Cash, end of year - U.S. GAAP	$18,212,215	$4,795,220	$524,590

The derivative liability – warrants would be classified as held-for-trading.

g)	New US GAAP Accounting Pronouncements

In August 2009, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value”. This update amends ASC 820, “Fair Value Measurements and Disclosure”, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset; (ii) the quoted price for a similar liability or for a similar liability when traded as an asset; or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

g)	New US GAAP Accounting Pronouncements (continued)

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. This standard is effective for the Company’s interim and annual periods commencing January 1, 2011 and will require additional disclosure such as disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718)”. The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The Company is currently evaluating the impact of this update on the consolidated financial statements.

18.	COMPARATIVE FIGURES

Certain of the 2009 and 2008 comparative figures have been reclassified to conform to the current year’s presentation.